Exhibit 99.1

SCINAI IMMUNOTHERAPEUTICS LTD.

Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS
To Be Held on August 12, 2024

An Extraordinary Meeting of Shareholders of Scinai Immunotherapeutics Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel on Monday, August 12, 2024, at 11:00 a.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.      To approve amendments to the Company’s articles of association to authorize the creation of preferred shares, no par value per share, of the Company (“Preferred Shares”), and to approve the issuance of Preferred Shares in connection with a debt-to-equity conversion transaction with the European Investment Bank (the “EIB Transaction”), all subject to the consummation of the EIB Transaction.

2.      To approve a grant of 17,909 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman’s long-term incentive grant award for 2023.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), represented by American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on July 3, 2024, shall be entitled to receive notice of and to vote at the Meeting.

The Board of Directors recommends that you vote FOR each of the proposals, as specified on the proxy card that has been sent to you together with a prepaid return envelope for the proxy.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested at your earliest convenience to complete, date, sign and mail the proxy that has been sent to you separately. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.scinai.com and the Securities and Exchange Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,
Mark Germain
Chairman of the Board of Directors
Jerusalem, Israel

SCINAI IMMUNOTHERAPEUTICS LTD.

Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

PROXY STATEMENT

FOR EXTRAORDINARY MEETING OF SHAREHOLDERS
To Be Held on August 12, 2024

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), represented by American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of Scinai Immunotherapeutics Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at an Extraordinary Meeting of Shareholders (the “Meeting”), to be held on Monday, August 12, 2024, at 11:00 a.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.      To approve amendments to the Company’s articles of association to authorize the creation of preferred shares, no par value per share, of the Company (“Preferred Shares”), and to approve the issuance of Preferred Shares in connection with a debt-to-equity conversion transaction with the European Investment Bank (the “EIB Transaction”), all subject to the consummation of the EIB Transaction.

2.      To approve a grant of 17,909 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman’s long-term incentive grant award for 2023.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only holders of record of Ordinary Shares represented by ADSs at the close of business on July 3, 2024 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting. At the close of business on July 1, 2024, the Company had outstanding 3,354,313,984 Ordinary Shares represented by 838,578 ADSs (each representing 4,000 Ordinary Shares), each entitled to vote on each of the matters to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, ADS holders may vote at the Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY Mellon a written notice of revocation or duly executed proxy bearing a later date.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Meeting. The Company expects to mail the proxy cards to ADS holders and make available this Proxy Statement on the Company’s website at https://www.scinai.com/proxystatement on or about July 8, 2024. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling to the extent applicable and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israeli Companies Law, 5759-1999, or the Companies Law.

Quorum and Voting

The quorum required for the Meeting consists of at least one or more shareholders who are present at the Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate ten percent or more of the voting rights of the Company. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e., on August 19, 2024, at 11:00 a.m. (Israel Time) at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of Proposal 1 requires the affirmative vote of at least seventy five percent (75%) of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented. The approval of Proposal 2 requires the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company.

The foregoing threshold for approval of Proposal 2 is referred to herein as a “Special Majority.”

Shareholders wishing to express their position on the agenda items for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben-Or, at Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than August 2, 2023. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K and will be made available to the public on the Commission’s website at http://www.sec.gov.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

PROPOSAL 1

APPROVAL OF AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION TO
AUTHORIZE THE CREATION OF PREFERRED SHARES AND APPROVAL OF THE ISSUANCE
OF PREFERRED SHARES IN CONNECTION WITH A DEBT-TO-EQUITY CONVERSION
TRANSACTION WITH THE EUROPEAN INVESTMENT BANK

Background of Current EIB Agreement

On June 19, 2017, we entered into a Finance Contract (the “Finance Contract”) with the European Investment Bank (the “EIB”), for the financing of up to EUR 20 million, which was later expanded to EUR 24 million (“Loan”), to finance a portion of the cost of developing our previous leading drug candidate M-001 and our GMP biologics manufacturing facility. As part of the Finance Contract, we also entered into a security agreement (the “Security Agreement”), whereby we created a first ranking floating charge in favor of EIB over substantially all of our assets (other than certain licensed intellectual property related to our former M-001 program).

In August 2022 and November 2023, the parties amended the terms of the Finance Contract to provide new terms of the Loan, including:

•        Loan extension: An extension of the maturity dates from 2023 (EUR 20 million) and 2024 (EUR 4 million) until December 31, 2031;

•        Interest accrual: Although the Loan has been outstanding since 2018, interest on the Loan began to accrue starting January 1, 2022, at an annual rate of 7%. The interest payments are deferred until the new maturity date and will be added to the principal balance at the end of each year during the Loan period.

•        Principal repayment: $900,000 was paid by the Company shortly after the execution of the relevant amendment letter with the EIB in August 2022 and was applied to reduce the outstanding Loan. Going forward, 10% of any capital raises until maturity to be used to further repay the Loan Interest including any outstanding accrued interest. In accordance with these terms, $1,927,132 has been paid by the Company to the EIB since August 2022 in connection with the financings that the Company completed.

•        Variable remuneration to the EIB: Once the Company’s commercial sales exceed EUR 5 million, 3% of the Company’s topline revenues to be paid to the EIB as royalties until the EIB receives (from the Loan repayment, inter alia the interest and the royalties) the higher of (i) a total of 2.8 times the original EUR 24 million principal (as provided in the original Loan agreement) and (ii) 20% internal rate of return on the principal calculated from January 1, 2022.

•        Prepayment indemnity: In case the Company decides to discharge all liabilities under the Finance Contract, inter alia, payments of the variable remuneration, the Company would need to repay to the EIB an indemnity amount in addition to the Loan principal and the accrued interest. The indemnity will be calculated such that the EIB receives an additional payment equal to the greater of (i) the prepayment amount (i.e., twice the prepayment amount in the aggregate) and (ii) the amount required to realize 20% internal rate of return on the prepayment amount at the time of prepayment.

Background of Delisting Notice from Nasdaq

As previously announced, on May 20, 2024, the Company received a determination letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is not in compliance with the minimum stockholders’ equity requirement for continued listing of the ADSs on the Nasdaq Capital Market which requires companies listed on the Nasdaq Capital Market to maintain stockholders’ equity of at least $2,500,000 (the “Stockholders Equity Requirement”). The Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed by the Company with the Commission on May 15, 2024, reported a stockholders’ deficit of $4,569,000 which is below the Stockholders’ Equity Requirement for continued listing on the Nasdaq Capital Market. The Company also announced that that a hearing had been scheduled before the Nasdaq Hearings Panel (the “Hearings Panel”). At the June 18th hearing, the Company presented its views with respect to the Stockholders’ Equity Requirement, including presenting a plan to address the Stockholders’ Equity Requirement matter by converting a significant portion of the loan owed by the Company the European Investment Bank (the “EIB”) into equity. The

Company stated that it believes that the substantial reduction in long-term liabilities should not only enable it to regain compliance with the Stockholders’ Equity Requirement but would also allow it to remain compliant for the next 12 months and maintain the listing of the ADS on the Nasdaq Capital Market.

On July 3, 2024, the Company announced that it had received a notice from the Hearings Panel that based on the Company’s plan the Hearings Panel had determined to grant the Company’s request to continue its listing on Nasdaq through August 14, 2024, subject to the Company meeting certain conditions, including filing on or before August 14, 2024, a public disclosure demonstrating compliance with the Equity Requirement. The Company has prepared a white paper analyzing the accounting impact of the transaction and has retained an external advisor to review the terms of the debt-to-equity conversion described below and advise whether the conversion would be treated as equity, thereby enabling the Company to regain compliance with the Stockholders’ Equity Requirement. The above-mentioned white paper is still under review by the Company’s independent registered public accounting firm, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited. As part of its plan to regain compliance, the Company plans to file financial statements for the quarter ended June 30, 2024 to be reviewed by its independent registered public accounting firm.

Proposed Debt-to-Equity Conversion Transaction with EIB

As result of the foregoing, the Company initiated discussions with the EIB, and received a signed, non-binding, letter of intent from the EIB confirming that the EIB’s management has approved the financial restructuring of EIB’s loan based on an indicative Term Sheet (the “Term Sheet”), which provides, among other things, that the majority of the amounts owed by the Company to the EIB under the Finance Contract, aside from EUR 250,000 as described below in the Reduction of Outstanding Principal section, would be converted into equity of the Company. The Term Sheet remains subject to the following conditions: reaching a formal agreement on the amendments to the Finance Contract and any other relevant legal documentation, and fulfilling any conditions precedent, including obtaining the necessary corporate authorization by the Company, all to the EIB’s full satisfaction.

As described below, in connection with the proposed transaction the Company will issue to the EIB preferred shares of the Company. As the current Articles of Association of the Company (the “Articles”) do not authorize the issuance of preferred shares, the Board is requesting that shareholders approve amendments to the Articles, a marked copy of which (additions are underscored, deletions are struck through) is attached to this Proxy Statement as Appendix A (the “Amended Articles”) to authorize the creation of preferred shares, no par value per share, of the Company (the “Preferred Shares”), and the Board is requesting that shareholders approve the issuance of Preferred Shares to the EIB as described below, all subject to consummation of the EIB Transaction.

The following is a summary of the material terms of the Term Sheet and the Amended Articles, which are qualified in their entirety by reference to the Term Sheet and the Amended Articles, respectively. The parties intend to enter into definitive agreements amending the Finance Contract and related documents reflecting the terms below. In addition to the terms below, such definitive agreements may also include rights commonly granted to purchasers of private securities of public companies.

Conversion of Debt into Equity.    An amount equal to approximately EUR 26 million (equal to approximately $28 million as of July 5, 2024), including interest accrued to date, currently owed by the Company to the EIB under the Finance Contract would be converted into 1,000 Preferred Shares.

Conversion Terms of Preferred Shares.    The Preferred Shares will be convertible (in whole or in part), at the option of the EIB, into a fixed number of ordinary shares determined at the time of closing, which will then automatically be converted into ADSs. The aggregate number of ADSs that may be issued to the EIB upon conversion of the Preferred Shares will represent in the aggregate 19.5% of the fully diluted capital of the Company at the time of the date of closing (“Closing”) of the transactions contemplated by the revised financial contract to be signed between the Company and the EIB regarding the debt to equity conversion, with each Preferred Share convertible into a number of Ordinary Shares (represented by ADSs) representing 0.0195% of the fully diluted share capital of the Company at the time of closing. Based on the fully diluted share capital as of July 1, 2024 and assuming the approval of the grant of 17,909 RSUs to Mr. Amir Reichman, our CEO, as described in Proposal 2 below, the number of ADSs that would be issued upon conversion of each Preferred Share would be 364 ADSs (representing 1,456,000 Ordinary Shares), and the aggregate number of ADSs that would be issued upon conversion of all of the Preferred Shares would be 364,000 (representing 1,456,000,000 Ordinary Shares. In the event of an increase in the fully diluted share capital of the Company after the date of this Proxy Statement and prior to the date of Closing, the number of ADSs issuable upon conversion of each Preferred Share will be adjusted to represent 0.0195% of the fully diluted share capital on the date of Closing. The number of ADSs that can be acquired upon conversion of the Preferred Shares is also subject to adjustment in the event of any share split, share dividend and similar events involving the Ordinary Shares.

Reduction of Outstanding Principal.    The outstanding principal amount owed by the Company to the EIB under the Amended Finance Contract would be reduced to EUR 250,000 (equal to approximately $269,900 as of July 5, 2024). The outstanding amount would have a maturity date of December 31, 2031, would not be prepayable in advance, and no interest would accrue or be due and payable on such amount. The Security Agreement between the parties would be amended to cover the new outstanding principal amount and the EIB would have a first ranking secured lien up to the new principal amount. The limitations on the Company under the Finance Contact, including the ability to incur certain indebtedness and enter certain mergers and acquisitions, would continue to apply.

Stated Redemption Value of the Preferred Shares.    Pursuant to the Amended Articles, the Preferred Shares would entitle the holders thereof to redemption payments in the aggregate amount of $34 million ($34,000 per Preferred Share). In the event a Preferred Share is converted into Ordinary Shares, the right to receive such payment for such Preferred Share will be extinguished. The Company will pay the redemption payment only if and at such time (i) as the Company elects, at its sole discretion, to make any such redemption payments, provided that such redemption is in compliance with applicable law, including the Company’s legal ability to pay a dividend to its shareholders, or (ii) in the event of Liquidation (as defined in the Amended Articles) of the Company, in which event the Company will first make the redemption payment (either in whole or, if less than the entire amount, on a pro rata basis based on the number of Preferred Shares held by each holder) before making any payment to holders of Ordinary Shares. The Preferred Shares will not be entitled to cumulative dividends.

Limit on Holdings of 4.99% of the Outstanding ADSs at any time.    The Preferred Shares would contain a provision preventing the holder from converting such number of Preferred Shares into ADSs to the extent that if, as a result of such conversion, the holder would become the beneficial owner of more than 4.99% of the Company’s outstanding shares as determined under the rules promulgated in the Securities Exchange Act of 1934, as amended.

Veto Rights.    The holders of a majority of the Preferred Shares would also have veto rights over the ability of the Company to (i) incur Indebtedness (as defined in the Amended Articles), subject to certain exceptions, (ii) enter into an M&A Event (as defined in the Amended Articles), (iii) voluntarily delist the trading of the Company’s securities on Nasdaq and (iv) authorize the creation of any security having rights, preferences and privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares. The definitions of “Indebtedness” and “M&A Event” in the Amended Articles would be identical to the definitions of such terms in the Finance Contract.

Removal of Variable Remuneration.    The amended Finance Contract would remove the variable remuneration to the EIB currently part of the Finance Agreement and described above under “Background of Current EIB Agreement.”

Right of First Refusal.    The Company would have a right of first refusal in the event that the EIB intends to sell, transfer, assign or otherwise dispose of any or all of the Preferred Shares.

The above remains subject to the Company and the EIB finalizing the Amended Finance Contract, Amended Articles and any other relevant legal documentation, and the fulfilment of any conditions precedent, all to the EIB’s satisfaction, and there is no guarantee that this will occur.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve amendments to the Company’s articles of association to authorize the creation of preferred shares, no par value per share, of the Company (“Preferred Shares”), and to approve the issuance of Preferred Shares in connection with a debt-to-equity conversion transaction with the European Investment Bank (the “EIB Transaction”), all subject to the consummation of the EIB Transaction.”

Vote Required

The approval of Proposal 1 requires the affirmative vote of at least 75% of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

GRANT OF 17,909 RESTRICTED SHARE UNITS TO MR. AMIR REICHMAN AS MR. REICHMAN’S
LONG-TERM INCENTIVE GRANT AWARD FOR 2023

At the Meeting you will be asked to approve a one-time grant of 17,909 RSUs to Mr. Amir Reichman, our Chief Executive Officer, as Mr. Reichman’s long-term incentive grant award for 2023. If approved, the RSUs will vest as follows: (i) 25% of the RSUs will vest on the six month anniversary of January 25, 2024, the date of the meeting of the Board that approved the grant of RSUs subject to approval of the shareholders, (ii) 8.33% of the RSUs will vest on January 25, 2025, and (iii) 33.33% of the RSUs will vest on January 25, 2026, and (iv) 33.33% of the RSUs will vest on January 25, 2027. The RSUs will be granted in accordance with the Capital Gains Tax Route of Section 102 of the Israel Tax Ordinance and otherwise in accordance with our Plan.

The Compensation Committee and the Board believe that in order to align the interests of our CEO with the interests of our shareholders it is important that part of our CEO’s compensation includes long-term equity compensation. These awards link a significant portion of our CEO’s compensation to delivering value to our shareholders and encouraging his retention through long-term vesting periods. The proposed grant of 17,909 RSUs to Mr. Reichman in equity compensation for his service to the Company in 2023 will directly link Mr. Reichman’s performance to delivering value to our shareholders. The proposed long term incentive RSUs grant to Mr. Reichman should be considered favorably also because he, as well all other employees and executives, elected voluntarily to forego any short term cash incentive for their work in 2023, which is normally part of the Company’s policy regarding compensation, in order to preserve cash for the Company’s operations.

The Companies Law generally requires that the compensation of a company’s chief executive officer be approved by the company’s compensation committee, board and shareholders, in that order. In addition, the Companies Law requires such approvals for transactions between a company and its directors regarding their terms of employment in other positions in the company. The Compensation Committee recommended, and the Board approved, the proposed grant of RSUs to Mr. Reichman as Mr. Reichman’s long-term incentive grant award for 2023 and determined that such compensation is consistent with our Compensation Policy for Executive Officers and Directors.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of 17,909 RSUs to Mr. Amir Reichman as Mr. Reichman’s long-term incentive grant award for 2023 on such terms as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the Meeting, but, if any additional matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Mark Germain
Chairman of the Board of Directors

Dated: July 8, 2024

APPENDIX A

COMPANIES LAW, 5759 – 1999

LIMITED SHARES COMPANY

Amended and Restated Articles of Association

of

SCINAI IMMUNOTHERAPEUTICSLTD.

1.    In these articles, except where the written content requires a different interpretation:

“Law”   As defined in the Interpretation Law, 5741 – 1981;

“The Company” The abovementioned Company;

“The Law” or the “Companies Law” The Companies Law, 5759 – 1999, as it shall be from time to time;

“Administrative Enforcement Proceeding” An administrative enforcement proceeding in accordance with the provisions of any law, including the Improvement of Enforcement Proceedings Law and the Securities Law, including an administrative petition or appeal in connection with the aforementioned proceeding;

“Securities Law” The Securities Law, 5728 – 1968, as it is updated from time to time;

“The Office” or the “Registered Office” The Company’s office, the address of which is registered with the Registrar, as it shall be from time to time;

“The Ordinance” or the “Companies Ordinance” The Companies Ordinance (new version), 5743 – 1983, as it is updated from time to time, and the regulations subject thereto;

“Ordinary Majority” An ordinary majority of the total votes of ~~share~~holders of Ordinary Shares attending a general meeting or class meetings, as the case may be, who are entitled to vote and have voted therein, without taking into account the abstaining votes;

“Year” or “Month” According to the Gregorian calendar;

“Corporation” A company, partnership, cooperative society, association, and any other incorporated or unincorporated body of persons;

“These Articles of Association” or the “Articles of Association” The Articles of Association drafted in this document, as they may change from time to time;

“Indebtedness”:

(a)  obligations for borrowed money;

(b)  indebtedness under any acceptance credit;

(c)  indebtedness under any bond, debenture, note or similar instrument;

(d)  instrument under any bill of exchange;

(e)  indebtedness in respect of any interest rate or currency swap or forward currency sale or purchase or other form of interest or currency hedging transaction (including without limit caps, collars and floors);

(f)   indebtedness under any finance lease;

(g)  indebtedness (actual or contingent) under any guarantee, bond security, indemnity or other agreement;

(h)  indebtedness (actual or contingent) under any instrument entered into for the purpose of raising finance;

(i)   indebtedness in respect of a liability to reimburse a purchaser of any receivables sold or discounted in the event that any amount of those receivables is not paid;

(j)   indebtedness arising under a securitisation; or

(k)  other transaction that has the commercial effect of borrowing.

“M&A Event”: Any amalgamation, demerger, merger or corporate reconstruction in relation to the Company.

“Permitted Hedging”:

(a)  any derivative transaction by the Borrower to hedge actual or projected exposure arising in the ordinary course of trading and not for speculative purposes; and

(b)  any derivative instrument of the Borrower which is accounted for on a hedge accounting basis but is not entered into for speculative purposes.

1.1. Any term in these Articles of Association not defined in the abovementioned article shall bear the meaning prescribed thereto in the Companies Law, unless the aforesaid constitutes a contradiction to the written subject or its content; words stated in the singular shall be construed as well in the plural, and vice versa, words stated in the male gender shall be construed in the female gender as well.

1.2. The headings in these Articles of Association are for convenience purposes only and shall not be used to construe these Articles of Association.

1.3. Anywhere in the Articles of Association where it is determined that its provisions shall be subject to the provisions of the Ordinance and/or subject to the provisions of the Companies Law and/or subject to the provisions of any law, this means the provisions of the Ordinance and/or the provisions of the Companies Law and/or the provisions of any law, which may not be subjected to conditions, unless the context requires otherwise.

1.4. The provisions which may be subject to conditions in the Companies Law shall apply to the Company wherever it is not stated to the contrary in these Articles of Association and as long as there is no contradiction between them and the provisions of these Articles of Association.

COMPANY NAME

2.    The Company’s name is as follows:

2.1. In Hebrew - סאינאי אימונותרפאוטיקה בע”מ

2.2. In English — Scinai Immunotherapeutics Ltd.

LIMITATION OF LIABILITY

3.    The liability of the shareholders is limited to repayment to the Company of the par value of the shares they own, if said sum has not yet been paid to the Company. In the event that the Company allots shares for consideration lower than their par value as stated in section 304 to the Law (the “Reduced Consideration”), the liability of each shareholder shall be limited to the repayment of the Reduced Consideration sum for each share allotted thereto as aforementioned.

COMPANY’S OBJECTIVES

4.    The objectives of the Company are to engage in any lawful activity in the field of biotechnology.

BUSINESS

5.    The Company may, at any time, engage in any branch or type of ~~by~~business in which it is authorized, explicitly or implicitly, to engage subject to Article 4 above. In addition the Company may cease from engaging in such businesses, whether it has begun said branch or type of business, or otherwise.

DONATIONS

6.    The Company may donate reasonable amounts to worthy causes, even if said donation is not within the framework of the Company’s business considerations. The Board of Directors is authorized to determine, subject to its discretion, the sums of the donations, the purposes for which they are executed, the identity of the receiver of the donation, and any other condition in connection therewith.

REGISTERED OFFICE

7.    The Company’s registered office will be at the address determined by the Board of Directors, as it changes from time to time.

THE ARTICLES OF ASSOCIATION

8.    The Company may amend these Articles of Association upon a resolution passed by the General Meeting with a majority of at least 75% of the voting rights at the meeting.

9.    A resolution passed by the General Meeting with the required majority to amend the Articles of Association, as stated in ~~article~~Article 8 above, which amends any of the provisions of these Articles of Association, will be deemed a resolution to amend these Articles of Association, even if this was not explicitly stated in the resolution.

10.  Subject to the provisions of the Companies Law, amendments to these Articles of Association will be valid as of the date of passing the resolution in this matter by the Company or on a later date determined in the resolution.

REGISTERED SHARE CAPITAL

11.  The Company’s registered share capital ~~is~~consists of (i) 20,000,000,000 Ordinary Shares, no par value (the “~~Shares” or the “~~Ordinary Shares~~”).~~”), and (ii) 1,000 Preferred Shares, no par value (the “Preferred Shares” and together with the Ordinary Shares, the “Shares”).

11.1.             Each Ordinary Share grants its owner the following rights:

a)    Receiving an invitation and participation in the Company’s General Meetings and voting thereat;

b)   One vote at the General Meeting votes;

c)    ~~Participation~~Subject to Article 143 below, participation in the distributed profit of the Company pro rata to the sum paid on account of the share’s par value; and

d)   ~~In~~Subject to Article 170 below, in the event of distribution of surpluses of the Company’s assets (after payment of its debt) to the shareholders as part of ~~dissolution or capital recovery in any form~~Liquidation (as defined below) — participation in the distribution of the surplus pro rata to the sum paid on account of the share’s par value.

11.2.             Each Preferred Share grants its owner the following rights:

a)    Subject to Article 143 below, participation in the distributed profit of the Company; and

b)   Subject to Article 170 below, in the event of distribution of surpluses of the Company’s assets (after payment of its debt) to the shareholders as part of Liquidation — participation in the distribution of the surplus.

THE SHARES

12.  ~~Each~~Ordinary Shares.

12.1.             Subject to Article~~s~~ 143 below and such rights of the Preferred Shares, each Ordinary Share in the Company’s equity bears equal rights, for all intents and purposes, compared to any other Ordinary Share, including the right to a dividend, bonus shares, and participation in the distribution of surplus Company assets during ~~dissolution, pro rata to the par value of each share~~Liquidation (as defined in Article 170 below), on a pro rata basis with all other Ordinary Shares, without taking into account any premium paid therefor, and all subject to the provisions of these Articles of Association.

12.2.             Each of the Ordinary Shares entitles its owner to the right to participate in the Company’s General Meeting and to one vote.

13.  Preferred Shares.

~~11.2.~~13.1.     Subject to Article 143 below and prior and in preference to any such rights of the Ordinary Shares, each Preferred Share in the Company’s equity bears equal rights, for all intents and purposes, compared to any other Preferred Share, including the right to bonus shares and participation in the distribution of surplus Company assets during Liquidation on a pro rata basis with all other Preferred Shares, without taking into account any premium paid therefor, and all subject to the provisions of these Articles of Association.

13.2.             Except as provided in Article 172 and except with respect to amendments to these Articles that would affect the rights of the holders of Preferred Shares, the Preferred Shares shall not entitle their owners to the right to vote (either as a class or on an as converted basis) on any matters brought to holders of the Ordinary Shares for approval.

~~12.  Each of the Ordinary Shares entitles its owner to the right to participate in the Company’s General Meeting and to one vote.~~

~~13.~~

~~13.1.~~

14.  A Company shareholder is anyone registered as a shareholder in the shareholders ledger, and anyone who owns a share registered with a stock exchange member and the same share is included among the shares registered in the Company’s shareholders ledger in the name of the registration company.

14.1.             A shareholder who is a trustee will be registered in the shareholders ledger while stating his trusteeship, and he shall be deemed for the purpose of the Companies Law a shareholder. Without derogating from the aforementioned, the Company will recognize the trustee, as aforesaid, as the shareholder, for all intents and purposes, and will not recognize any other person, including the beneficiary, as having any right whatsoever in the share.

14.2.             Without derogating from the abovementioned, and subject to the provisions of these Articles of Association, apart from Company shareholders, as stated in Article 14.1 above, no person shall be recognized by the Company as having any right whatsoever in a share and the Company will not be bound by and will not acknowledge any benefit subject to equity laws or fiduciary relations or chose in action, future or partial in any share or benefit whatsoever in a share fraction or any other right pertaining to a share except only the right of a shareholder as stated in ~~article~~Article 14.1 above, in an entire share, and all, except if an authorized court has instructed to the contrary.

SHARE CERTIFICATES

~~15.~~  The certificates attesting to the proprietary right in the shares shall bear the Company seal and the signatures of one director jointly with the Company CEO or jointly with the Company secretary or the signatures of any two people appointed for this purpose by the Board of Directors.

~~16.~~15.    The Board of Directors may decide that a signature or signatures as abovementioned shall be done in any mechanical way, as determined by the Board of Directors.

~~17.~~16.    Except in the event that the terms of issue of shares determine otherwise:

~~17.1.~~16.1.     Each registered shareholder is entitled to receive from the Company, as per his request, within a period of two months after the allotment or registration of transfer, as the case may be, one certificate attesting to his ownership in the shares registered in his name, or, with the Company’s consent, a number of aforesaid certificates.

~~17.2.~~16.2.     The registration company is entitled to receive from the Company, as per its request, within a period of two months after the allotment or registration of transfer, as the case may be, one certificate attesting to the number of shares and class of shares registered in its name in the shareholder ledger.

~~18.~~17.    Subject to the provisions of the Companies Law, each certificate shall specify the amount of shares for which it was issued, their serial numbers and par value.

~~19.~~18.    A certificate referring to a share registered to two persons or more, shall be delivered to anyone whose name appears first in the shareholder ledger, with regard to the same share, unless all registered owners of the same share, instruct the Company in writing to deliver it to another registered owner.

~~20.~~19.    In the event that a share certificate is destroyed, damaged, lost, or impaired, the Board of Directors may order the cancellation thereof and issue a new certificate in lieu thereof, provided that the share certificate was delivered to the Company and destroyed thereby, or it was proven to the satisfaction of the Board of Directors that the certificate was lost or destroyed and the Company received guarantees to the Board of Directors’ satisfaction for any damage which may occur thereto. For each share certificate issued subject to this article a reasonable sum shall be paid therefor as determined by the Board of Directors from time to time.

PAYMENTS FOR SHARES

~~21.~~20.    All of the shares in the Company’s issued capital will be fully paid-up shares.

FORFEITURE OF SHARES

~~22.~~21.    Without derogating from ~~article~~Article 20 above, the Board of Directors may forfeit a share allotted by the Company and sell it, if the consideration payable by the shareholder, all or some, was not paid to the Company, and the provisions of the Companies Law in this matter shall apply.

TRANSFER AND DELIVERY OF SHARES

~~23.~~22.    Any transfer of shares registered in the name of the registration company shall be performed through the registration company. Any transfer of shares registered in the shareholder ledger in the name of a registered shareholder, including a transfer by the registration company or thereto, shall be done in writing, provided that the deed of transfer is signed by hand only, by the transferor or the transferee, themselves or by proxy, and by witnesses to the signing, and delivered to the registered office or any other place determined for this purpose by the Board of Directors. Subject to the provisions of the Companies Law, transfer of shares will not be registered in the shareholder ledger, except after a transfer deed as abovementioned is delivered to the Company; the transferor will continue to be considered the owner of the transferred shares until the transferee is registered in the shareholder ledger as the owner of the transferred shares.

~~24.~~23.    The share transfer deed will be in writing, in the format acceptable in Israel or in any other format approved by the Board of Directors. If the transferor or transferee are a corporation, confirmation will be provided by an attorney or accountant or another person the identity of whom is acceptable to the Board of Directors, regarding the authority of those signing on behalf of the corporation to execute or receive the transfer, as the case may be.

~~25.~~24.    The Company may close the shareholder ledger for a duration determined by the Board of Directors provided that it does not exceed, in total, thirty days each year. While the ledger is closed, no transfer of shares will be registered in the ledger. Without derogating from the aforementioned, the Board of Directors may determine an effective date for the question of entitlement to vote at the General Meeting, or receive a dividend payment or allotment of any rights whatsoever or for any other legal purpose.

~~26.~~25.    Subject to the provisions of these Articles of Association or the terms of issue of shares of any class, the shares will be transferable without requiring the approval of the Board of Directors.

~~27.~~26.    Each transfer deed will be submitted to the office or any other place determined by the Board of Directors, for the purpose of registration, together with the share certificate about to be transferred, if such was issued, and any other proof required by the Board of Directors regarding the proprietary right of the transferor or his right to transfer the shares. The deeds of transfer registered will remain in the Company’s possession however any deed of transfer which the Board of Directors refuses to register will be returned to the submitter, as per his request.

~~28.~~27.    If the Board of Directors refuses to approve a transfer of shares due to failure to fulfill any of the terms specified in ~~article~~Article 26 above, it shall notify the transferor of this no later than one month from the date of receiving the deed of transfer.

~~29.~~28.    The Company will be entitled to charge payment for the registration of the transfer, at a sum determined by the Board of Directors, from time to time, and which will be reasonable under the circumstances.

~~30.~~29.

~~30.1.~~29.1.     Subject to the provisions of the Companies Law and the provisions of these Articles of Association, if it is proven to the Company to the Board of Directors’ satisfaction and by means determined thereby, that the legal requirements were upheld to endorse a right in the shares registered in the ledger in the name of a registered shareholder, the Company will recognize the endorsee, and him alone, as the owner of the right in the aforementioned shares.

~~30.2.~~29.2.     Notwithstanding the abovementioned, in the event of death of one or more of the joint owners of shares registered in their name in the ledger, the Company will recognize the remaining registered owners, and them alone, as having a proprietary right in those shares.

~~31.~~30.

~~31.1.~~30.1.     Subject to the provisions of these Articles of Association, the Company will change the registration of ownership in shares in the shareholders ledger if the Company receives a court order to amend the ledger or if it was proven to the Company, to the Board of Directors’ satisfaction and by methods determined thereby, that the legal requirements were upheld to endorse the right in the shares, and the Company will not recognize any other right of a person in the shares, prior to proving his right as abovementioned.

~~31.2.~~30.2.     Without derogating from the abovementioned, the Board of Directors may refuse to perform the registration or may delay it, as it would be entitled to do, had the registered owner himself transferred the share prior to the endorsement of the right.

~~32.~~31.    Subject to the provisions of the Companies Law and the provisions of these Articles of Association, a person who becomes entitled to a share as stated in ~~article~~Article 29 above, will be entitled to perform a transfer of the shares as the registered owner of the shares would have been entitled to himself prior to the endorsement of the right.

~~33.~~32.    The Company may destroy the share transfer deeds after seven years have passed from the date of registration in the ledger; in addition, the Company may destroy revoked share certificates, after seven years have passed from their date of revocation, and a prima facie presumption shall apply that all of the transfer deeds and certificates destroyed, as aforementioned, were fully valid and that the transfers, revocations, and registrations, as the case may be, were duly executed.

CHANGES IN CAPITAL

~~34.~~33.    Subject to the provisions of any law, the Company may, with a resolution passed at the General Meeting by ordinary majority, increase the Company’s registered share capital, with types of shares, as it shall determine.

~~35.~~34.    Subject to the provisions of the Companies Law, the Company may, with a resolution passed at the General Meeting by ordinary majority:

~~35.1.~~34.1.     Consolidate its shares, all or some, and divide them into shares of par values greater than the par value of its existing shares.

~~35.2.~~34.2.     Divide its shares, all or some, by secondary division, into shares of par values smaller than the par value of its existing shares.

~~35.3.~~34.3.     Reduce the Company’s capital and any capital redemption reserve fund.

In order to execute any resolution as abovementioned, the Board of Directors may settle, subject to its discretion, any ~~difficult~~difficulty arising therefrom.

~~36.~~35.    Without derogating from the generality of the Board of Directors’ authority, as abovementioned, if as a result of the consolidation or division, as abovementioned, ~~the~~ shareholders will remain with share fractions, the Board of Directors may subject to its discretion act as follows:

~~36.1.~~35.1.     Determine that the share fractions that do not entitle their owners to a whole share~~,~~ will be sold by the Company and the consideration of the sale will be paid to those entitled, subject to the conditions and in the manner determined.

~~36.2.~~35.2.     Allot to each shareholder which the consolidation and/or division leave in their hands a share fraction, shares of the type of shares existing in the Company capital prior to the consolidation and/or division, of such a number so that their consolidation with the fraction creates one whole share, and an allotment as aforementioned will be deemed in effect near before the consolidation or division, as the case may be.

~~36.3.~~35.3.     Determine the manner in which the sums owed for the shares allotted as stated in ~~article~~Article 35.2 will be redeemed, including the manner in which the sums can be redeemed on account of bonus shares.

~~36.4.~~35.4.     Determine that the owners of share fractions will not be entitled to receive a whole share for a share fraction.

~~36.5.~~35.5.     Determine that shareholders will not be entitled to receive a whole share for a fraction of a whole share at a certain par value or less and will be entitled to receive a whole share for a fraction of a whole share the par value of which is higher than the aforementioned par value.

~~37.~~36.    The Company may, with a resolution passed by the General Meeting by ordinary majority, revoke registered share capital that has not yet been allotted, provided that there is no undertaking by the Company, including a contingent undertaking, to allot the shares.

CHANGE OF RIGHTS

~~38.~~37.    At any time in which the share capital is divided into different classes, the Company will be entitled by ordinary resolution passed at the General Meeting by ordinary majority, except if the terms of issue of the same class of shares stipulate otherwise, to revoke, convert, expand, add, reduce, amend, or change in any other way the rights of a class of the Company shares, provided that consent was granted thereto in writing by all shareholders of the same class or that the resolution was passed at a General Meeting of the shareholders of the same class by ordinary majority, or in the event that the terms of issue of a certain class of Company shares stipulate otherwise, as was stipulated in the terms of issue of the same class.

~~39.~~38.    The provisions set in the Articles of Association regarding General Meetings shall apply, mutatis mutandis, to any class meeting ~~provided that a legal quorum at a class meeting is created when at the opening of the meeting, at least two shareholders owning at least twenty five percent of the number of shares issued of the same class are in attendance, themselves or by proxy.~~. However if no such legal quorum is created, the class meeting will be deferred to another date and at the deferred meeting any number of participants will constitute a legal quorum, regardless of the number of shares they own.

~~40.~~39.    The rights of the shareholders or the owners of a class of shares, issued whether as ordinary rights or preferred rights or other extraordinary rights, shall not be considered as if they were converted, reduced, derogated, or changed in any other manner by the creation or issue of additional shares of any type whatsoever, whether at an equal level or a different or preferred level thereto, and they will not be considered as if they were converted, reduced, derogated, or changed in any other way, by changing the rights attached to shares of any other class whatsoever, and all, unless otherwise explicitly stipulated in the terms of issue of the same shares.

ISSUE OF SHARES AND OTHER SECURITIES

~~41.~~40.    The Board of Directors may ~~issues~~issue shares and other securities, convertible or exercisable into shares, up to the limit of the Company’s registered share capital; in this matter convertible securities that are convertible or exercisable into shares shall be considered as if they were converted or exercised on the date of the issue. Without derogating from the generality of the aforementioned, the Board of Directors will be entitled to issue the shares and other securities, as abovementioned, grant choice rights to purchase them including options or to grant them in another way, and all to the people determined thereby and on the dates, at the prices and subject to the terms determined thereby, and to determine any other instruction related thereto, including provisions regarding the methods of distributing the shares and securities issued by the Company, among their buyers, including in the event of oversubscription, and all subject to the discretion of the Board of Directors.

~~42.~~41.    Without derogating from the generality of the aforementioned, and subject to the provisions of the Companies Law and the Articles of Association, the Board of Directors may determine that the consideration for the shares will be paid in cash or with assets in kind, and thus including with securities or any other manner, subject to its discretion, or that the shares will be allotted as bonus shares or that the shares will be allotted for consideration equal to their par value or higher therefrom, whether in unit or in series, and all subject to the conditions and on the dates determined by the Board of Directors, subject to its discretion.

~~43.~~42.    In a resolution to increase the Company’s registered capital the General Meeting may determine that the new shares included in the sum with which the registered share capital is increased as aforementioned (hereinafter referred to as the “New Shares”), or any part thereof, will be first offered, for their par value or a premium, to all of the shareholders holding shares at that time, at a proportionate rate to the par value of their shares in the Company or determine other provisions regarding the issue and allotment of the New Shares. However, if the General Meeting did not determine as aforementioned in a resolution to increase the Company’s registered share capital, the Board of Directors may offer them, as stated in ~~article~~Article 40 above.

~~44.~~43.    The Board of Directors may decide to pay commission or underwriting fees to any person, upon signing or agreement to sign or obtaining signatures or guaranteeing signatures for shares, or debentures or other Company securities. In addition the Board of Directors is entitled, in any event of issuing securities of the Company, to decide to pay brokerage fees, and all, in cash, in Company shares, or other securities issued by the Company, or in any other way, or partly in one way and partly in another way, all subject to the provisions of any law.

REDEEMABLE SECURITIES

~~45.~~44.    Subject to the provisions of any law, the Company may issue redeemable securities subject to the terms and in the manner determined by the Board of Directors, subject to its discretion.

REGISTRIES

~~46.~~45.

~~46.1.~~45.1.     The Company will keep a shareholder ledger and register therein the names of the shareholders and other details required subject to the Companies Law, near after the issue of any shares of the Company. Subject to the provisions of the Law, upon his registration in the ledger the registered shareholder will be deemed the owner of the shares registered in his name, and thus even if share certificates for said shares were not issued.

~~46.2.~~45.2.     The Company will keep a ledger of material shareholders, as is required subject to the Companies Law.

~~47.~~46.    The Company may keep an additional shareholders ledger outside of Israel subject to the conditions determined for this matter in the Companies Law.

~~48.~~47.    The Company will keep a ledger of the holders of debentures and securities convertible into Company shares, and all of the provisions of the Articles of Association in connection with shares shall apply to said convertible securities, with regard to registration in the ledger, issue of certificates, replacement of certificates, transfer and endorsement, mutatis mutandis as the case may be, and all subject to the terms of the allotment of the securities.

GENERAL MEETING

~~49.~~48.    The Company’s decisions in the following matters shall be approved at the General Meeting:

~~49.1.~~48.1.     Articles of Association amendments;

~~49.2.~~48.2.     Exercising the Board of Directors’ authority by the General Meeting, if the Board of Directors is unable to exercise its authorities and the exercise of an authority of its authorities is vital for the orderly management of the Company, as stated in section 52(a) to the Companies Law;

~~49.3.~~48.3.     Appointing the Company’s auditor and termination of his employment;

~~49.4.~~48.4.     Appointing the Company directors and their dismissal;

~~49.5.~~48.5.     Approving actions and transactions that require the approval of the General Meeting subject to the provisions in sections 255 and 268 to 275 to the Companies Law;

~~49.6.~~48.6.     Increasing the registered share capital and decreasing it in accordance with the provisions of sections 286 and 287 to the Companies Law as well as changes in capital as specified in ~~article~~Article 34 above;

~~49.7.~~48.7.     Subject to the provisions of section 320(a1) to the Companies Law, merger as stated in section 320(a) to the Companies Law;

~~49.8.~~48.8.     Any resolution which must be passed according to the Articles of Association by a resolution of the General Meeting.

~~49.9.~~48.9.     Authorizing the chairperson of the Board of Directors or his relative to fulfill the duty of CEO or exercise his authorities and authorizing the CEO or his relative to fulfill the duty of chairperson of the Board of Directors or exercise his authorities, as stated in section 121(c) to the Companies Law.

~~50.~~49.    The Company will hold an annual General Meeting each year and no later than fifteen months after the last annual General Meeting, on the date and at the place determined by the Board of Directors.

~~51.~~50.    The agenda of the annual General Meeting will include the following subjects:

~~51.1.~~50.1.     Discussion regarding the Company financial statements and the Board of Directors report regarding the state of the Company’s affairs, submitted to the General Meeting;

~~51.2.~~50.2.     Appointing directors and determining their salary;

~~51.3.~~50.3.     Appointing the auditor;

~~51.4.~~50.4.     Board of Directors report regarding the salary of the auditor for auditing activity and for additional services, if any;

~~51.5.~~50.5.     In addition to the abovementioned, any other subject put on the agenda as stated in ~~article~~Article 53 below may be included on the agenda of the annual General Meeting.

A General Meeting as abovementioned will be referred to as an “annual meeting” and any other meeting will be referred to as an “extraordinary meeting”.

~~52.~~51.    The Company Board of Directors will convene an extraordinary meeting subject to its discretion, and upon the demand of any of the following:

~~52.1.~~51.1.     Two directors or a quarter of the serving directors.

~~52.2.~~51.2.     A shareholder, one or more, who holds at least five percent of the issued capital and one percent of the Company’s voting rights, or a shareholder, one or more, than has at least five percent of the voting rights in the Company.

If the Board of Directors is required to summon an extraordinary meeting, as abovementioned, it will summon it within twenty one days from the date the demand was submitted thereto, for the date determined in the notice regarding the extraordinary meeting, as stated in ~~article~~Article 55.1 below, provided that the date on which it is convened is no later than thirty five days from the date of publishing the notice, all subject to the Companies Law.

~~53.~~52.    If the Board of Directors failed to summon an extraordinary meeting demanded subject to ~~article~~Article 51 above, the demander may, and when concerning shareholders — even some of those who have more than half of their voting rights, convene the meeting himself, provided that it is not held after three months have passed from the date on which the aforementioned demand was submitted, and it will be convened, as much as possible, in the same manner in which meetings are convened by the Board of Directors.

~~54.~~53.

~~54.1.~~53.1.     The agenda of a General Meeting will be determined by the Board of Directors and will include ~~as well~~all subjects for which the convening of an extraordinary meeting was demanded subject to article 51 above and a subject requested as stated in ~~article~~Article 53.2 below.

~~54.2.~~53.2.     A shareholder, one or more, with at least one percent of the voting rights at the General Meeting, may request that the Board of Directors include a subject on the agenda of a future General Meeting, provided that the subject is appropriate for discussion at a General Meeting.

~~54.3.~~53.3.     A request as specified in ~~article~~Article 53.2 above will be submitted to the Company in writing at least seven days prior to the delivery of notice regarding the convening of a General Meeting, and the draft of the resolution proposed by the shareholder will be attached thereto.

~~55.~~54.

~~55.1.~~54.1.     A notice regarding a General Meeting will be published in at least two daily newspapers, with wide circulation, published in the Hebrew language; subject to the provisions of the Companies Law, the notice will be published at least 21 days prior to the convening of the General Meeting.

~~55.2.~~54.2.     Apart from the notice regarding a General Meeting as stated in ~~article~~Article 54.1 above, the Company will not deliver notice regarding a General Meeting, both to the registered and non-registered shareholders, subject to the provisions of the Law.

~~56.~~55.

~~56.1.~~55.1.     The notice regarding the General Meeting will specify the location, date and time of the convening of the meeting and it will include the agenda as well as a summary of the proposed resolutions and any other specification required by law.

~~56.2.~~55.2.     In its decision to summon a meeting, the Board of Directors may determine the manner of specification of the subjects on the agenda of the meeting, which will be delivered to the shareholders entitled to participate in the meeting, and all subject to the discretion of the Board of Directors and subject to the provisions of the Companies Law.

~~56.3.~~55.3.     Without derogating from the authority of the Board of Directors as stated in this ~~article~~Article 55 above and without derogating from the generality of the provisions of the Articles of Association regarding transfer of authorities by the Board of Directors, the Board of Directors will be entitled to transfer its authorities as stated in this ~~article~~Article 55 above to the Board of Directors committee and/or Company officer, whether for the purpose of a certain General Meeting or for a period.

~~57.~~56.    A bona fide fault in the convening of the General Meeting or the convening thereof, including a fault arising from the failure to comply with an instruction or the conditions of the law or the Articles of Association, including with regard to the manner of convening or managing the General Meeting, will not invalidate any resolution passed at the General Meeting and will not derogate from the discussions held therein, subject to the provisions of any law.

DELIBERATIONS AT THE GENERAL MEETING

~~58.~~57.    A deliberation at the General Meeting shall not be started unless a legal quorum is present upon opening the meeting. A legal quorum will be created with the attendance, themselves or by proxy, of shareholder/s holding, alone or accumulatively, at least 10% of the Company’s voting rights (or, for so long as the Company does not qualify as a foreign private issuer under the rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and for only so long as required by the Nasdaq Stock Market, ~~331~~33-1/3% of the Company’s outstanding ordinary shares) within half an hour from the time set for opening the meeting, unless otherwise stipulated in the Articles of Association.

~~59.~~58.    If a legal quorum is not in attendance at the General Meeting after half an hour from the time set for the opening of the meeting, the meeting will be deferred for one week, to the same date, same time and same location, without the requirement of notifying the shareholders of this, or another date is such was stated in the a notice regarding the meeting, or to a different date, hour and location, as shall be determined by the Board of Directors in a notice to the shareholders.

~~60.~~59.    A deferred meeting will be held with any number of participants (unless the Company does not qualify as a foreign private issuer under the rules of the Exchange Act).

~~61.~~60.    The chairperson of the Board of Directors, or, in the absence thereof, any director appointed for this purpose by the Board of Directors, will head each General Meeting of the Company. In the absence of a chairperson, as stated or if at any meeting whatsoever none of them are present fifteen minutes after the time set for the opening of the meeting or if they refuse to serve as chairperson of the meeting, the present directors, by a majority of votes among them, may choose a chairperson among them or among the Company officers attending the meeting, and if they fail to do so — the present shareholders themselves or by proxy will choose one of the present directors or officers to head the meeting. If no directors or officers are present or if the directors or officers all refuse to head the meeting, they will choose one of the shareholders or the proxy of an aforementioned shareholder to head the meeting.

~~62.~~61.    The Company will take minutes of the proceeding at the General Meeting which will include the following details:

~~62.1.~~61.1.     The names of the shareholders participating at the General Meeting and the number of shares held thereby; and

~~62.2.~~61.2.     The matters deliberated at the General Meeting and the passed resolutions.

~~63.~~62.    Minutes signed by the chairperson of the General Meeting constitutes prima facie evidence to its contents.

VOTING AND PASSING RESOLUTIONS AT THE GENERAL MEETINGS

~~64.~~63.    A shareholder who wishes to vote at the General Meeting~~,~~ will prove to the Company his ownership of a share, as required subject to the Companies Law. Without derogating from the aforementioned, the Board of Directors may determine provisions and procedures for proving the ownership of Company shares.

~~65.~~64.    A shareholder may vote at a General Meeting or class meeting, himself or by proxy, all subject to the provisions of the Articles of Association and subject to the provisions of the Companies Law. A proxy at a vote does not have to be a Company shareholder.

~~66.~~65.    Subject to the provisions of any law, in the event of joint ownership in a share, each of them may vote at any meeting, whether himself or by proxy, with regard to such share, as if he were the sole person entitled thereto. If more than one of the joint owners of a share attend the meeting, themselves or by proxy, the one whose name is listed first in the shareholder ledger with regard to the share, or in the approval of the Tel Aviv Stock Exchange member regarding his ownership of the share (“Ownership Confirmation”), or in another document determined by the Board of Directors for this purpose, shall vote, as the case may be. A number of legal guardians or a number of estate executers of a deceased registered shareholder shall be considered for the purpose of this section as joint owners of these shares.

~~67.~~66.    Any person entitled to a share subject to ~~article~~Article 29 above may vote subject thereto at any General Meeting in the same manner as if he were the registered owner of those shares provided that he proves to the Board of Directors’ satisfaction his right to the share at least forty-eight hours prior to the date of the General Meeting or the deferred meeting, as the case may be, where he intends to vote, unless the Company has previously recognized his right to vote subject to those shares at such meeting.

~~68.~~67.    The document appointing a proxy for a vote (“Letter of Proxy”) will be drafted in writing and signed by the appointer, and if the appointer is a corporation, the Letter of Proxy will be drafted in writing and signed in the manner obligating the corporation; the Board of Directors may demand that the Company receive prior to the convening of the meeting, confirmation in writing, to the Board of Directors’ satisfaction, regarding the signatories’ authority to obligate the corporation. In addition, the Board of Directors is entitled to determine instructions and procedures in connection therewith.

The Letter of Proxy or an appropriate copy thereof, to the Board of Directors’ satisfaction, will be deposited at the registered office or another place or places, in Israel or abroad — as shall be determined by the Board of Directors from time to time, in general or with regard to a special case — at least forty-eight hours prior to the beginning of the meeting or the deferred meeting, as the case may be, when the proxy intends to vote based on said Letter of Proxy. Notwithstanding the abovementioned, the chairperson of the meeting may, subject to his discretion, receive a Letter of Proxy as aforementioned, even after the aforesaid date, if he deemed this appropriate, subject to his discretion. If no Letter of Proxy was received as stated in this section above, it will be invalid at that meeting.

~~69.~~68.    A proxy at a vote may participate in the deliberations at the General Meeting and be chosen as chairperson of the meeting as the appointing shareholder would have been entitled provided that nothing to the contrary was stated in the Letter of Proxy.

~~69.1.~~68.1.     The Letter of Proxy appointing a proxy to participate in a vote will be in the form acceptable in Israel or any other form approved by the Board of Directors.

~~69.2.~~68.2.     The Letter of Proxy will note the class and number of shares for which it was granted, If no number of shares for which it was granted are stated in the Letter of Proxy or if it states a number of shares higher than the number of shares registered to the name of the shareholder or stated in the Ownership Confirmation, as the case may be, the Letter of Proxy will be deemed as given for the shares of the shareholder.

~~69.3.~~68.3.     If the Letter of Proxy is given for a number of shares lower than the number of shares registered to the name of the shareholder or stated in the Ownership Confirmation, as the case may be, the shareholder will be deemed as if he avoided attending the vote for the balance of his shares and the Letter of Proxy will be valid for the number of shares stated therein.

~~70.~~69.    Without derogating from the provisions of the Articles of Association regarding appointment of a proxy to a vote, a shareholder holding more than one share will be entitled to appoint more than one proxy, subject to these instructions:

~~70.1.~~69.1.     Each Letter of Proxy will note the class on number of shares for which it was granted.

~~70.2.~~69.2.     If the total number of shares of any class stated in the Letter of Proxy given by one shareholder exceeds the number of shares of the same class registered in his name or stated in the Ownership Confirmation, as the case may be, all Letters of Proxy granted by the same shareholder shall be null and void.

~~71.~~70.    A shareholder or proxy at a vote may vote subject to some of the shares he owns or for which he serves as a proxy, and may vote subject to some of the shares in one manner and subject to some of them in another manner.

~~72.~~71.    A vote subject to a Letter of Proxy will be valid even if there was a flaw in the Letter of Proxy and even if prior to the vote the appointer died or was declared incompetent or if the Letter of Proxy was revoked or the share for which the Letter of Proxy was granted was transferred, unless prior to the meeting notice was received at the office, in writing, regarding the flaw, death, incompetency, revocation, or transfer, as the case may be. Notwithstanding the abovementioned, the meeting chairperson may, subject to his discretion, accept notice as aforementioned even during the meeting, if he decides that this is appropriate, subject to his discretion.

~~73.~~72.    A Letter of Proxy will be valid as well with regard to any deferred meeting of a meeting to which the Letter of Proxy refers, provided that nothing to the contrary was stated in the Letter of Proxy.

~~74.~~73.    Each of the Ordinary Shares entitles its owner to the right to participate in the Company’s General Meetings and to one vote.

~~75.~~74.    A resolution put up for a vote at a General Meeting will be decided by a vote of the number of votes; the vote will be performed in the manner determined by the chairperson of the meeting. In the event of a dispute regarding whether to accept any vote or disqualify it the chairperson of the meeting will resolve the matter and his bona fide decision will be final and decisive.

~~76.~~75.    The announcement of the chairperson that the resolution at the General Meeting was passed or rejected, whether unanimously or by any majority and a note stated in this matter in the minutes of the meeting will constitute prima facie evidence to that which was stated therein, and there will be no further necessity to prove the number of votes (or their relative portion) given for or against the resolution.

~~77.~~76.    Subject to the provisions of the Companies Law or the provisions of the Articles of Association regarding another majority, the resolutions of the General Meeting will be passed by ordinary majority. In the event that the number of votes for and against are equal, the chairperson of the meeting will not have ~~and~~an additional or decisive vote.

~~78.~~77.    The chairperson of the General Meeting may, with the consent of a meeting that has a legal quorum, defer it or defer the deliberation or defer passing a resolution in a certain subject which is on that day’s agenda, to another date and place determined, and he must do so subject to the meeting’s demand. At a deferred meeting as aforementioned, no subject shall be discussed except that which was on the agenda and for which no resolution was made at the meeting where the deferral was decided upon. If the General Meeting is deferred to a date that exceeds twenty-one days, notices and invitations to the deferred meeting will be given as stated in ~~articles~~Articles 54 and 55 above. If the General Meeting is deferred without changing its agenda, to a date that does not exceed 21 days, notices and invitations regarding the new date will be given as soon as possible, and no later than 72 hours before the General Meeting; the notices and invitations as aforementioned shall be given subject to sections 54 and 55, mutatis mutandis.

~~79.~~78.    ~~77a~~.Subject to the provisions of the Companies Law and its regulations, votes at a General Meeting in the subjects mentioned below can be performed as well by means of a voting ballot: (a) appointment and dismissal of directors; (b) approval of actions or transactions that require the General Meeting’s approval subject to the provisions of sections 255 and 268 to 275 to the Companies Law; (c) approval of a merger subject to section 320 to the Companies Law; (date) subjects determined by the Minister in the regulations instated or that will be instated subject to section 89 to the Companies Law.

THE BOARD OF DIRECTORS

~~80.~~79.    The number of directors, including any external directors required by Israeli law, shall be no less than three and no more than eleven.

~~81.~~80.    The directors will be appointed at the annual meeting. The directors, excluding the external directors, shall be classified into three groups (A, B and C) as nearly equal in number as practicable. Subject to the foregoing, the duration of their service, except for the external directors, shall be as follows:

•        One-third of the directors will belong to group A, and the duration of their service shall be from the time of their appointment until the third annual meeting held after the date of their appointment.

•        One-third of the directors will be appointed to group B, and the duration of their service shall be from the time of their appointment until the third annual meeting held after the date of their appointment.

•        One-third of the directors will be appointed to group C, and the duration of their service shall be from the time of their appointment until the third annual meeting held after the date of their appointment.

At each annual meeting, the three-year duration of service of one group of directors shall expire, and the directors of such group will stand for election. Each of the directors or the successors elected to replace the directors of a group whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting held after the date of his or her election and until his or her respective successor is elected. If no directors are appointed at the annual meeting, the directors appointed at the previous annual meeting will continue their service. Directors whose service period has ended may be appointed again.

Directors may be elected for a term of less than three years in order to enable that the three groups of directors have as equal a number of directors as possible as provided in this Article ~~79~~80.

~~82.~~81.    Apart from anyone who served as director until the date of the annual meeting, no director shall be appointed at the annual meeting, unless the Board of Directors recommended the appointment thereof, or if a holder of Ordinary Shares ~~Company shareholder~~ wishing to suggest him had submitted to the office, no later than seven days from the date of publishing the notice regarding the meeting, a document in writing signed by the shareholder, announcing the intention of same shareholder to suggest that this candidate be appointed as director, while the written consent of the candidate to serve as director is attached to the document.

~~83.~~82.    The Board of Directors may, from time to time, appoint an additional director or directors to the Company, whether for the purpose of filling the position of a director vacated for any reason whatsoever or as an additional director or directors, provided that the total amount of directors does not exceed the maximum number stated in ~~article 78~~Article 79 above. The office of a director that was appointed by the Board to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended was filled would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in ~~article 78~~Article 79 above, the Board shall determine at the time of appointment the class pursuant to Article ~~79~~80 above, to which the additional director shall be assigned

~~84.~~83.    The ~~share~~holders of Ordinary Shares may, at an extraordinary meeting, appoint an additional director or directors to the Company, whether for the purpose of filling a position that was vacated for any reason whatsoever or as an additional director or directors. Directors appointed as abovementioned to fill a vacated position, except for external directors, will finish their service in accordance with the group to which the director whose position was vacated belonged, subject to the provisions of ~~article 79~~Article 80 above.

~~85.  Article revoked.~~

~~86.~~84.    Notwithstanding the abovementioned, the Company Board of Directors and General Meeting may at any time, upon a resolution with a majority of at least 75% of the voting rights at the Board of Directors or General Meeting, as the case may be, remove from office any director, except for an external director, prior to the end of his service period, provided that the director is granted the reasonable opportunity to present his case before the General Meeting. In addition, any General Meeting, with an ordinary majority resolution, may appoint in lieu of the director removed from office as abovementioned another person as director. A director appointed as abovementioned will serve in his position only for the period of service which the director whom he had replaced would have served.

~~87.  Article revoked.~~

~~88.~~85.    If the position of a director is vacated, the Board of Directors shall be entitled to continue to act with regard to any matter as long as the number of directors is no less than the minimum number of directors stated in ~~article 78~~Article 79 above. If the number of directors is less than this number, the Board of Directors will not be entitled to act except for the purpose of convening a General Meeting in order to appoint additional director, however not for any other purpose.

~~89.~~86.    A director may resign by delivering notice to the Board of Directors, to the chairperson of the Board of Directors or the office, as is required subject to the Companies Law, and his resignation shall take effect on the date on which the notice was delivered, unless the notice states a later date. The director will disclose the reasons for his resignation.

~~90.~~87.    Subject to the provisions of the Companies Law, the Company may pay the directors compensation for fulfilling their duty as directors.

~~91.~~88.

~~91.1.~~88.1.     A director is entitled to appoint a substitute and thus subject to approving him as alternate director by the Board of Directors (hereinafter referred to as the “Alternate Director”). Notwithstanding the abovementioned, anyone unsuitable to be appointed as director shall not be appointed and shall not serve as Alternate Director, and as well anyone serving as Company director or as Alternate Director for a Company director or as the representative of a corporation.

~~91.2.~~88.2.     The Alternate Director is equal to the director for whom he serves as a substitute, and he will be entitled to attend the meetings of the Board of Directors and/or Board of Directors committees, participate and vote therein, same as the eligibility of the appointing director.

~~91.3.~~88.3.     A director who had appointed an Alternate Director may, subject to the provisions of the law, revoke the appointment at any time. In addition, the position of Alternate Director will be vacated whenever the position of the director who had appointed the Alternate Director is vacated in any manner whatsoever.

~~91.4.~~88.4.     Any appointment or revocation of the appointment of Alternate Director, as abovementioned, will be done by written notice delivered to the Alternate Director and to the Company, and shall take effect after the delivery of the letter of appointment, as abovementioned or on the date stated in the letter of appointment, according to the later date.

~~91.5.~~88.5.     Subject to the provisions of the Companies Law, the Company may pay to the Alternate Director compensation for his participation in Board of Directors meetings.

EXTERNAL DIRECTORS

~~92.~~89.    To the extent required by the Companies Law and the regulations thereunder, the Company will have at least two external directors, and the provisions of the Companies Law in this matter shall apply.

BOARD OF DIRECTORS AUTHORITY AND FUNCTIONS

~~93.~~90.    The Board of Directors will have all authorities and powers vested therein subject to the Company Articles of Association, the Companies Law and any law.

~~94.~~91.    Without derogating from the provisions of these Articles of Association, the Board of Directors will outline the Company’s policy and oversee the performance of the CEO’s duties and actions, including –

~~94.1.~~91.1.     Determine the Company’s action plans, the principles for financing them and their order of priority;

~~94.2.~~91.2.     Examine the Company’s financial situation and determine its approved line of credit;

~~94.3.~~91.3.     Determine the organizational structure and the remuneration policy;

~~94.4.~~91.4.     Entitled to determine the issue of a series of debentures;

~~94.5.~~91.5.     Responsible for preparing and approving the financial statements, as stated in section 171 to the Companies Law;

~~94.6.~~91.6.     Report to the annual meeting regarding the state of the Company’s affairs and its business results, as stated in section 173 to the Companies Law;

~~94.7.~~91.7.     Appoint and dismiss the CEO;

~~94.8.~~91.8.     Decide regarding actions and transactions that require its approval subject to the Company Articles of Association or the provisions of sections 255 and 268 to 275 to the Companies Law;

~~94.9.~~91.9.     May allot shares and securities convertible into shares up to the limit of the Company’s registered share capital;

~~94.10.~~91.10. May decide to distribute a dividend or bonus shares, as the case may be;

~~94.11.~~91.11. May decide upon an acquisition as this term is defined in section 1 to the Companies Law, from all of the Company’s shareholders or part of them or any of them, subject to its discretion;

~~94.12.~~91.12. Offer an opinion regarding a special tender offer, as stated in section 329 to the Companies Law;

~~94.13.~~91.13. Determine the minimum required number of directors on the Board of Directors, who must have accounting and financial expertise, as this is defined in section 240 to the Companies Law; the Board of Directors will determine the aforementioned minimum number based, inter alia, on the Company’s nature, size, scope of the Company’s activity and the complexity thereof, and subject to the number of directors stipulated in the Articles of Association subject to section 219 to the Companies Law.

The Board of Directors’ authorities subject to this section may not be delegated to the CEO, expect as specified in the Companies Law.

~~95.~~92.    A power of the Company, not granted by law or the Company’s Articles of Association to another organ, may be executed by the Board of Directors.

~~96.~~93.

~~96.1.~~93.1.     The Board of Directors may resolve that the authorities vested in the CEO will be transferred to its authority, all in connection with a specific matter, or a specific timeframe, which shall not exceed the timeframe required under the circumstances.

~~96.2.~~93.2.     Without derogating from the aforementioned, the Board of Directors may instruct the CEO on how to act with regard to a specific matter. If the CEO fails to comply with the instruction, the Board of Directors may exercise the required authority in order to execute the instruction in lieu thereof.

~~96.3.~~93.3.     If the CEO is barred from exercising his authorities, the Board of Directors may exercise them in lieu thereof.

~~97.~~94.    Subject to the provisions of the Companies Law, the Board of Directors may delegate from its authorities to the CEO, a Company officer or another person. Delegating an authority of the Board of Directors may be for a certain matter or for a certain timeframe, all subject to the Board of Directors’ discretion.

RECEIVING CREDIT AND GRANTING GUARANTEES AND COLLATERAL

~~98.~~95.    Without derogating from any authority vested in the Board of Directors subject to these Articles of Association, the Board of Directors may, from time to time, subject to its discretion, resolve upon:

~~98.1.~~95.1.     Receiving credit by the Company at any sum and securing its discharge, in the manner it deems fit;

~~98.2.~~95.2.     Granting guarantees, collateral, and warranties of any kind;

~~98.3.~~95.3.     Issuing a series of debentures, including capital notes or bonds, and including debentures, capital notes or bonds convertible or exercisable into shares, and to determine their terms, and pledge its property, all or some, whether in the present or in the future, whether by a floating or fixed charge. Debentures, capital notes, bonds, or other guarantees, as abovementioned, may be issued at a discount, with a premium or in any other manner, whether with deferred rights and/or special rights and/or privileges and/or other rights, all as determined by the Board of Directors subject to its discretion.

~~99.~~96.    The abovementioned in ~~article 96~~Article 95 does not negate the authority of the CEO or anyone authorized thereby for this purpose, to decide upon accepting credit by the Company, within the framework of the credit line and the guarantees determined by the Board of Directors.

BOARD OF DIRECTORS COMMITTEES

~~100.~~97.

(a)  Subject to the Companies Law, the Board of Directors may, as it deems fit, create Board of Directors committees, consisting of two members or more, and delegate from its authorities thereto. Notwithstanding the abovementioned, the Board of Directors may not delegate from its authorities to a Board of Directors committee with regard to the following subjects:

(1)  Determining general policy for the Company;

(2)  Distribution, unless pertaining to the purchase of Company shares in accordance with a framework outlined in advance by the Board of Directors;

(3)  Determining the position of the Board of Directors in a matter that requires the approval of the General Meeting or granting an opinion as stated in section 329 to the Companies Law;

(4)  Appointing directors, if the Board of Directors is entitled to appoint them;

(5)  Issue or allotment of shares or securities convertible into shares or exercisable into shares, or a series of debentures, except for that which is specified in section 288(b) to the Companies Law;

(6)  Approving financial statements;

(7)  Board of Directors approval for transactions and actions that require the Board of Directors’ approval subject to sections 255 and 268 to 275 to the Companies Law.

(b)  The Board of Directors may create committees for the subjects specified in subsections (a) (1) – (7) above, for recommendation only.

(c)  There shall be no person on a Board of Directors committee to which the Board of Directors has delegated authorities who is not a Board of Directors member.

(d)  Those who are not Board of Directors members may serve on a Board of Directors committee where its sole function is to advise or offer a recommendation to the Board of Directors.

~~101.~~98.  A resolution passed or action taken on a Board of Directors committee subject to the authority delegated thereto from the authorities of the Board of Directors, constitutes a resolution passed or action taken by the Board of Directors, unless otherwise explicitly determined by the Board of Directors with regard to a certain matter or certain committee. The Board of Directors may from time to time extend, reduce or revoke the delegation of powers to a Board of Directors committee, however a reduction or revocation of powers as aforementioned shall not derogate from the validity of a committee’s resolution which the Company acted pursuant thereto towards another person, where it was unaware of the revocation thereof.

~~102.~~99.

~~102.1.~~99.1.   The legal quorum for opening a meeting of a Board of Directors committee will be two committee members serving on the date of the meeting, or their substitutes, as long as the Board of Directors had not determined otherwise.

~~102.2.~~99.2.   The provisions included in these Articles of Association regarding the actions of the Board of Directors shall apply, mutatis mutandis, to the Board of Directors committees as well, as long as no replacement provisions were given in this matter by the Board of Directors, and all subject to the provisions of the Companies Law.

~~102.3.~~99.3.   The Board of Directors committee will regularly report to the Board of Directors regarding its resolutions or recommendations.

~~103.~~100.

~~103.1.~~100.1. The Board of Directors will appoint among its members an audit committee. The number of members of the audit committee shall be no less than three and all of the external directors shall be its members. The following will not be members of the audit committee: the chairperson of the Board of Directors, any director employed by the Company or who routinely provides services thereto, and the Company’s controlling shareholder or his relative.

~~103.2.~~100.2. The functions of the audit committee will be as prescribed by the Companies Law including any other function instructed by the Board of Directors.

FUNCTIONS OF THE BOARD OF DIRECTORS

~~104.~~101.              Subject to the provisions of the Company Articles of Association, the Board of Directors may convene to execute its duties, defer its meetings and regulate its actions and deliberations as it deems fit.

~~105.~~102.              The Board of Directors will appoint one of its members to serve as the chairperson of the Board of Directors and it may appoint more than one Board of Directors chairperson (each of them shall be hereinafter referred to as the “Board of Directors Chairperson”). In addition, the Board of Directors may remove the Board of Directors Chairperson from office and appoint another in lieu thereof. The Board of Directors may appoint from among its members one or more as the vice chairperson of the Board of Directors, who will serve as his replacement when absent. The Board of Directors may determine the timeframe for the Board of Directors Chairperson and his vice chairpersons’ service. If such period is not determined as aforesaid, the Board of Directors Chairperson and vice chairpersons will serve as long as they serve as directors.

~~106.~~103.              The Board of Directors Chairperson will head the Board of Directors meetings and manage them. If the Board of Directors Chairperson is absent from a Board of Directors meeting, following a notice he had delivered in advance, or if he does not appear at the Board of Directors meeting within 15 minutes from the time scheduled for holding the meeting, then the vice chairperson (if such was appointed) shall head the meeting. If both the Board of Directors Chairperson and the vice chairperson are absent from the meeting the attending Board of Directors members will choose one of those among them to be the chairperson of the meeting.

~~107.~~104.              The Board of Directors will convene for its meeting according to the Company’s needs and at least once every three months.

~~108.~~105.              The Board of Directors Chairperson may convene the Board of Directors at any time, and determine the place and time for holding the Board of Directors meeting.

~~109.~~106.              Without derogating from the aforementioned, the Board of Directors Chairperson is obligated to convene the Board of Directors upon the occurrence of each of the following:

~~109.1.~~106.1. Receiving a demand to convene the Board of Directors from at least two directors, in order to deliberate the subject specified in their demand;

~~109.2.~~106.2. Receiving notice or a report from the CEO which require the Board of Directors’ action;

~~109.3.~~106.3. Receiving notice from the auditor regarding material flaws in the Company’s auditing;

~~109.4.~~106.4. Receiving notice from a director regarding the Company which prima facie contains an illegality or disruption of the regular course of business.

Upon receiving notice or a report as abovementioned, the Board of Directors Chairperson will convene the Board of Directors, immediately, and no later than 14 days after the date of the demand, the notice or the report, as the case may be.

~~110.~~107.

~~110.1.~~107.1. Early notice regarding the convening of the Board of Directors will be given to all members of the Board of Directors a reasonable time before the date of the meeting.

~~110.2.~~107.2. Notwithstanding the abovementioned, the Board of Directors may, with the consent of all of the directors, convene a meeting without notice.

~~111.~~108.              The agenda of the Board of Directors meetings will be determined by the Board of Directors Chairperson, and it will include:

~~111.1.~~108.1. Subjects determined by the Board of Directors Chairperson;

~~111.2.~~108.2. Subjects determined as stated in ~~article 107~~Article 106 above;

~~111.3.~~108.3. Any subject which a director or the CEO requested that the Board of Directors Chairperson, a reasonable time before convening the Board of Directors meeting, include on the agenda (hereinafter referred to as the “Agenda”).

~~112.~~109.              The notice regarding the convening of the Board of Directors will state the time and location of the meeting as well as a reasonable specification of the matters that will be discussed at the meeting, according to the Agenda.

~~113.~~110.              Notice regarding a Board of Directors meeting will be delivered to the address of the director given in advance to the Company, unless the director requests that the notice be delivered elsewhere.

~~114.~~111.              The legal quorum for opening a Board of Directors meeting is half of the Board of Directors members serving at the time of the meeting, themselves or their proxies, or three members, according to the lower number.

~~115.~~112.

~~115.1.~~112.1. At a Board of Directors vote each director will have one vote. Board of Directors resolutions will be passed by a majority of votes of the directors attending the meeting and voting therein, without taking into account the abstaining votes. The Board of Directors Chairperson will not have an additional or deciding vote.

~~115.2.~~112.2. If the opinions are tied, the proposed resolution on which the Board of Directors members have voted will be deemed to have been rejected.

~~116.~~113.              The Board of Directors may hold meetings with the use of any means of communication provided that each of the participating directors can hear each other simultaneously. The Board of Directors may regulate the manner and methods of holding a meeting through the use of means of communication.

~~117.~~114.              The Board of Directors may pass resolutions even without convening in practice, provided that all of the directors entitled to participate in the deliberation and vote in the subject of the resolution have agreed not to convene for a meeting regarding said subject. The resolutions passed subject to this section, including the resolution not to convene, will be signed by the Board of Directors Chairperson and will be valid, for all intents and purposes, as if passed in a duly convened and conducted Board of Directors meeting.

MINUTES

~~118.~~115.              The Board of Directors will ensure that minutes will be recorded of the proceedings at the Board of Directors meetings; the minutes will be recorded in books designated for this purpose, and will include, inter alia, the following details:

~~118.1.~~115.1. The names of the participating directors and other persons in attendance at each Board of Directors meeting; and

~~118.2.~~115.2. The matters discussed at the Board of Directors meetings and the resolution that were passed. The minutes will be signed by the Board of Directors Chairperson or the chairperson of the meeting, as the case may be; approved and signed minutes, as aforementioned, will serve as prima facie evidence to its content.

~~119.~~116.              The provisions of ~~article 116~~Article 115 above, shall apply as well to the meetings of each Board of Directors committee and the passing of Board of Directors resolutions without convening, as stated in ~~article 115~~Article 114 above.

THE CEO

~~120.~~117.              The Board of Directors may, from time to time, appoint a CEO to the Company, and it may appoint more than one CEO (each of them hereinafter referred to as the “CEO”). In addition, the Board of Directors is entitled to dismiss the CEO or replace him, as it deems fit, subject to the provisions of aby contract between the CEO and the Company.

~~121.~~118.              The CEO is not required to be a Company shareholder or a director.

~~122.~~119.              The CEO is responsible for the regular management of the Company affairs, within the framework of the policy determined by the Board of Directors and subject to its instructions.

~~123.~~120.              The CEO will have all administrative and executive powers not granted by law or by these Articles of Association or subject thereto to a different organ of the Company except for powers as aforementioned transferred therefrom to the Board of Directors, subject to the provisions of ~~article 94~~Article 93.1 above, if transferred; the CEO will be subject to the Board of Directors’ supervision.

~~124.~~121.              Subject to the provisions of the Companies Law and the provisions of these Articles of Association, the Board of Directors may, from time to time, deliver and grant to the CEO powers vested in the Board of Directors subject to these Articles of Association, as it deems fit, and it may grant from these powers for such period, purposes, and subject to the same conditions and with the same restrictions as the Board of Directors shall deem fit, and the Board of Directors may grant these powers, both without waiving its own powers in the matter and instead or in lieu thereof, all or some, and it may from time to time cancel, revoke and amend these powers, all or some.

~~125.~~122.              The CEO may, with the Board of Directors’ approval, delegate its powers, to another or to others, subordinate thereto; such approval may be given whether as a general approval or ad hoc.

~~126.~~123.              Without derogating ~~form~~from the provisions of the Companies Law or any law, the CEO will submit to the Board of Directors reports in the subject, on the dates and at the scope determined by the Board of Directors, whether in a specific resolution or as part of the Board of Directors protocols.

~~127.~~124.              The CEO’s fee may be paid by paying a salary or commission fees or profit participation or by granting securities or the right to purchase securities, or in any other way.

VALIDITY OF ACTIONS AND APPROVAL OF TRANSACTIONS

~~128.~~125.              Subject to the provisions of any law, all actions taken by the Board of Directors or a Board of Directors committee or any person acting as director or as member of a Board of Directors committee or by the CEO, as the case may be — will be valid even if at a later time any flaw is discovered in the appointment of the Board of Directors, the Board of Directors committee, the director, committee member or CEO, as the case may be, or if any of the aforementioned officers was barred from serving in his position.

~~129.~~126.

~~129.1.~~126.1. A position at any other corporation, including a corporation which the Company is an interested party therein or which is a shareholder in the Company, will not disqualify the officer from being an officer of the Company. In addition, no officer shall be disqualified from being an officer of the Company due to his entering into an agreement or the entering into an agreement of any corporation as abovementioned, with the Company in any matter whatsoever and by any means whatsoever.

~~129.2.~~126.2. Subject to the provisions of the Companies Law, the fact that a person is an officer of the Company shall not disqualify him and/or his relative and/or another corporation which he is an interested party therein from executing transactions with the Company in which the officer has a personal interest in any way.

~~129.3.~~126.3. Subject to the provisions of the Companies Law, an officer will be entitled to participate and vote in deliberations regarding the approval of transactions or actions in which he has a personal interest.

~~130.~~127.              Subject to the provisions of the Companies Law, a transaction between the Company and its officer or controlling shareholder or a transaction between the Company and another person in which a Company officer or its controlling shareholder have a personal interest therein, and which are not extraordinary transactions, shall be approved as follows:

~~130.1.~~127.1. An agreement as abovementioned, in a transaction that is not extraordinary, will be approved by the Board of Directors, unless it was determined by the Board of Directors that the agreement will be approved by the audit committee, whether in a specific resolution or as part of the Board of Directors proceedings, whether by general authorization or authorization for a specific type of transaction, or whether by authorization for a specific transaction.

~~130.2.~~127.2. Approval of transactions which are not extraordinary as abovementioned can be done by granting general approval for a certain type of transactions or by approving a certain transaction.

~~131.~~128.              Subject to the provisions of the Companies Law, general notice given to the Board of Directors by an officer or controlling shareholder of the Company, regarding his personal interest in a certain entity, while specifying his personal interest, shall constitute disclosure of the officer or controlling shareholder to the Company regarding his aforesaid personal interest, for the purpose of any agreement with an entity as abovementioned, in a transaction that is not extraordinary.

SIGNING ON BEHALF OF THE COMPANY

~~132.~~129.              Subject to the provisions of the Companies Law and the provisions of these Articles of Association, the Board of Directors may authorize any person to act and sign on behalf of the Company, whether alone or jointly with another person, whether as a general matter or for specific matters.

~~133.~~130.              The Company will have a seal bearing the Company name. Signing a document will not bind the Company unless those authorized to sign on behalf of the Company have signed it together with the Company seal or its printed name.

APPOINTING A LEGAL REPRESENTATIVE

~~134.~~131.              Subject to the provisions of the Companies Law, the Board of Directors may, at any time, grant Power of Attorney to any person to be the Company’s legal representative for such purposes and with such powers and discretion, for the period and subject to the terms, all as the Board of Directors shall deem fit.

The Board of Directors is entitled to grant to said person, inter alia, the power to transfer to another, fully or partially, the powers, authorizations and discretion granted thereto.

EXEMPTION, INDEMNITY AND INSURANCE

~~135.~~132.              Subject to the provisions of the Companies Law, the Company may exempt its officer from his liability, all or some, due to damage following the breach of his duty of care towards the Company.

~~136.~~133.              Subject to the provisions of the Companies Law, the Company may enter into a contract to insure the liability of its officer, due to the liability imposed thereon following an action which he performed while serving as its officer, in each of the following:

~~136.1.~~133.1. Breach of his duty of care towards the Company or towards another person;

~~136.2.~~133.2. Breach of his fiduciary duty towards the Company, provided that the officer acted bona fide and he had reasonable grounds to assume that the action will not harm the Company’s interests;

~~136.3.~~133.3. A monetary obligation imposed thereon in favor of another person;

~~136.4.~~133.4. Another action permitted to be insured by the Companies Law;

~~136.5.~~133.5. Expenses paid by the officer or which he was ordered to pay, in connection with an administrative enforcement proceeding held in his case, including reasonable litigation expenses, and including legal fees;

~~136.6.~~133.6. Payment to the person injured by the breach as stated in section 52ND to the Securities Law, as it was amended in the Improvement of Enforcement Proceedings Law (hereinafter referred to as the “Payment to the Person Injured by the Breach”);

~~136.7.~~133.7. Any other event for which it is permitted and/or will be permitted to insure the liability of an officer.

~~137.~~134.              Subject to the provisions of the Companies Law —

~~137.1.~~134.1. The Company may grant an undertaking in advance to indemnify its officer, due to liability or an expense imposed thereon or which he will pay due to an action which he performed as a result of him being its officer, in each of the following (hereinafter referred to as the “Indemnity Undertaking”) –

(a)  As specified in ~~article~~Article 135~~6~~.1 below, and provided that the Indemnity Undertaking is limited to events which in the opinion of the Board of Directors are expected in light of the Company’s activity de facto at the time of granting the Indemnity Undertaking and to a sum or standard which the Board of Directors determined to be reasonable under the circumstances, and that the Indemnity Undertaking states the events which in the Board of Directors’ opinion are expected in light of the Company’s activity de facto at the time of granting the undertaking and the sum or standard which the Board of Directors deemed reasonable under the circumstances. The indemnity sum will be limited only to sums not covered by the insurance and which were not paid de facto.

(b)  As specified in ~~articles 136~~Articles 135.2 or ~~136~~135.3 or ~~136~~135.4 or ~~136~~135.5 below~~. The~~, the indemnity sum will be limited only to sums not covered by the insurance and not paid de facto.

~~137.2.~~134.2. Without derogating from the content of ~~article 135~~Article 134.1 above, the Company may indemnify its officer retroactively, due to liability or an expense as specified in article 135~~6~~ below, imposed thereon as a result of on action which he performed as a Company officer. The indemnity sum will be limited only to sums not covered by the insurance and not paid de facto.

~~138.~~135.              An Indemnity Undertaking or indemnity, as stated in article above, may be given due to liability or an expense as specified in subsections ~~136~~135.1 to ~~136~~135.6 below, imposed on the officer due to an action which he performed as a Company officer, as follows:

~~138.1.~~135.1. Monetary obligation imposed thereon in favor of another person pursuant to a legal judgment, including a judgment rendered by settlement or an arbitration award approved by the court.

~~138.2.~~135.2. Reasonable litigation expenses, including legal fees, paid by the officer due to an investigation or proceeding held against him by an entity authorized to hold an investigation or proceeding, and which ended without an indictment thereagainst and without imposing a monetary obligation thereupon as an alternative for a criminal proceeding, or which ended without an indictment thereagainst but with the imposing of a monetary obligation thereupon as an alternative to a criminal proceeding in an offense that does not require proving mens rea; in this section — “proceeding ending without an indictment in a matter in which a criminal investigation was held” — meaning the closing of the case subject to section 62 to the Rules of Criminal Procedure [combined version], 5742 – 1982 (in this subsection — “Criminal Procedure Law”) or a stay of proceedings by the Attorney General subject to section 231 to the Criminal Procedure Law.

“Monetary obligation as an alternative to a criminal proceeding” — monetary obligation imposed by law as an alternative to the criminal process, including an administrative fine subject to the Administrative Offenses Law, 5745- 1985, a fine for an offense determined as a fineable offense subject to the Criminal Procedure Law, financial sanction or forfeit.

~~138.3.~~135.3. Reasonable litigation expenses, including legal fees, which the officer paid or was ordered to pay by the court, in a process submitted thereagainst by the Company or on its behalf or by another person, or in a criminal indictment from which he was acquitted, or in a criminal indictment where he was convicted of an offense that does not require proof of mens rea.

~~138.4.~~135.4. Expenses paid by the officer or which he was ordered to pay, in connection with an administrative enforcement proceeding held in his case, including reasonable litigation expenses, and thus including legal fees.

~~138.5.~~135.5. Payment to the Person Injured by the Breach.

~~138.6.~~135.6. Any liability or other expense for which it is permitted and/or will be permitted to indemnify the officer.

~~139.~~136.              Subject to the provisions of the Companies Law –

~~139.1.~~136.1. The Company is entitled to grant an undertaking in advance to indemnify any person including a Company officer, who serves or has served the Company or as per its request as a director in another company which the Company has shares therein, directly or indirectly, or which the Company has any interest whatsoever therein (hereinafter referred to as the “Director in Another Company”), subject to the provisions of ~~article 135~~Article 134 above, which shall apply mutatis mutandis.

~~139.2.~~136.2. Without derogating from ~~article 137~~Article 136.1 above, the Company may indemnify the Director in Another Company retroactively, due to liability or expense as specified in ~~article~~Article 136 above, imposed thereon due to an action he performed pursuant to his being a Director in Another Company.

~~140.~~137.              Subject to the provisions of the Companies Law, the Company may grant an undertaking in advance to indemnify an employee or clerk of the Company who is not a Company officer or indemnify him retroactively for any monetary liability imposed thereon in favor of another person due to an action performed bona fide within his capacity as Company employee or clerk.

~~141.~~138.              Subject to the provisions of the Companies Law, the provisions of the Company’s Articles of Association do not limit the Company, in any manner whatsoever, with regard to its entering into an insurance contract, or with regard to the granting of exemption or indemnity:

~~141.1.~~138.1. In connection with a Company officer or Director in Another Company, if the insurance, exemption or indemnity are not prohibited subject to any law.

~~141.2.~~138.2.       In connection with a person who is not a Company officer or Director in Another Company, including however without derogating from the generality of the aforementioned, employees, contractors or consultants.

DIVIDENDS, FUNDS AND CAPITALIZATION OF FUNDS AND PROFITS

~~142.~~139.              The Board of Directors may, prior to deciding upon dividend distribution, as stated in ~~article 142~~Article 141~~3~~ below, ~~to~~ contribute out of the profits any sums, subject to its discretion, to a general or reserve fund for the distribution of a dividend, bonus shares, or any other purpose, as the Board of Directors shall determine subject to its discretion.

~~143.~~140.              Until utilizing the aforementioned funds, the Board of Directors may invest the sums contributed as aforementioned and the monies of the funds, in any investment whatsoever, to manage these investments, change them or make any other use thereof, and it is entitled to divide the reserve fund into special funds, and use any fund or part thereof for the purpose of the Company’s business, without holding it separate from the rest of the Company’s assets, all subject to the Board of Directors’ discretion and the terms it shall determine.

~~144.~~141.              Subject to the provisions of the Companies Law, the Board of Directors may pass a resolution regarding the distribution of a dividend. The Board of Directors deciding upon the distribution of a dividend may decide that the dividend will be paid, all or some, in cash or by distribution of assets in kind, and thus including securities or by any other means, as it deems fit.

~~145.~~142.

~~145.1.~~142.1.

(a)  Subject to the provisions of the Companies Law, the Board of Directors may decide upon the allotment of bonus shares, and turn into share capital some of the Company profits, as this is construed in section 302(b) to the Companies Law, from share premium or any other source included in its equity, stated in its most recent financial statements, at the sum determined by the Board of Directors and which shall be no less than the par value of the bonus shares.

(b)  The Board of Directors deciding upon the allotment of bonus shares, will determine whether they will be of one class only for all shareholders without taking into account the classes of shares held thereby or that each shareholder as aforementioned will be distributed bonus shares of the same class for all classes of shares held thereby.

(c)  Bonus shares allotted subject to this section will be deemed fully paid-up.

~~145.2.~~142.2. The Board of Directors deciding upon the allotment of bonus shares may decide that the Company will transfer to a special fund designated for the future distribution of bonus shares, such an amount which the conversion thereof into share capital will suffice in order to allot to anyone who at the time will have, for any reason whatsoever, the right to purchase Company shares (including a right which can only be activated on a later date), bonus shares which would have been owed thereto, had he exercised the right to purchase the shares prior to the effective date for the right to receive bonus shares (in this section the “Effective Date”). If after the Effective Date the owner of the aforementioned right will exercise his right to purchase the shares or part thereof the Company will allot thereto bonus shares of par value and which have been owed thereto had he exercised prior to the Effective Date the right to purchase the shares which he had purchased de facto, and thus by converting into share capital the proper amount out of the aforementioned special fund. The bonus shares will entitle their owners to participate in the dividend distribution in cash or the bonus shares as of the Effective Date determined by the Board of Directors. For the purpose of determining the amount that should be transferred to the aforementioned special fund, any amount transferred to this fund due to previous distributions of bonus shares shall be deemed as if it were already capitalized and that shares entitling the owners of the right to purchase shares, to bonus shares, were already allotted therefrom.

143.        Subject to the provisions of the Articles of Association, and provided that the Company is permitted under applicable law, including the Companies Law. to make any distribution to its shareholders, prior and in preference to any dividend or distribution made to holders of Ordinary Shares, the Company may, at its election and sole discretion, redeem Preferred Shares by making payments (each such payment, a “Redemption Payment”) from time to time to the holders of Preferred Shares up to an aggregate value of $34,000 per Preferred Share (the “Preferred Redemption Amount”). If any such Redemption Payment shall be insufficient to pay the Preferred Redemption Amount of all Preferred Shares, the Company shall redeem from each holder of Preferred Shares a number of Preferred Shares determined on a pari passu basis in proportion to the number of Preferred Shares held by such holder. No Preferred Shares shall be redeemed on a fractional basis, and in the event a Redemption Payment would result in a fractional Preferred Share of any holder to be redeemed, the number of Preferred Shares of such holder to be redeemed shall be rounded down to the nearest whole Preferred Share. Following the payment in full of the Preferred Redemption Amount for any Preferred Shares, such shares shall immediately be deemed redeemed and cancelled without any further action required on the part of the holders of Preferred Shares or the Company. For the avoidance of doubt, no dividends or distributions shall be made to holders of Ordinary Shares until an amount equal to the full Preferred Redemption Amount has been distributed on account of each Preferred Share.

Subject to the rights attached to the classes of shares issued by the Company and the provisions of the Articles of Association, if at any time the Company is permitted under the Companies Law to make any distribution to its shareholders-, subject to and following payment in full of the Preferred Redemption Amount as described in Article 143, it may, at its election, pay any dividends or issue bonus shares, if any, to holders of ~~s~~Ordinary Shares on a pro rata basis with all other Ordinary Shares, without taking into account any premium paid therefor.

~~147.~~144.              In order to implement a resolution regarding the distribution of a dividend or allotment of bonus shares the Board of Directors may:

~~147.1.~~144.1. Settle as it deems fit any difficulty arising in connection therewith and take any action it chooses in order to overcome such difficulty.

~~147.2.~~144.2. Decide that fractions or fractions at a sum lower than a certain sum determined by the Board of Directors, will not be taken into account in order to adjust the right of shareholders or sell share fractions and pay the (net) consideration to those entitled.

~~147.3.~~144.3. Authorize to sign on behalf of the shareholders any contract or other document required in order to validate the allotment and/or distribution, and especially, authorize to sign and submit for registration a document as stated in section 291 to the Companies Law.

~~147.4.~~144.4. Determine the value of certain assets for distribution and decide that payments in cash will be paid to the shareholders based on the determined value.

~~147.5.~~144.5. Grant cash or certain assets to trustees in favor of those entitled thereto, as the Board of Directors deems advantageous.

~~147.6.~~144.6. Make any arrangement or other settlement required in the Board of Directors’ opinion in order to enable the allotment, or distribution, as the case may be.

~~148.~~145.              Dividend or other benefits due to shares shall not bear interest.

~~149.~~146.              The Board of Directors may withhold any dividend or bonus share or other benefits due to a share which the consideration determined therefor, all or some, was not paid to the Company, and collect any sum as aforementioned or consideration received from the sale of any bonus share or other benefit, on account of the debts or undertakings due to the aforementioned share, thus, whether the aforesaid share is exclusively owned by the indebted shareholder or jointly with other shareholders.

~~150.~~147.              The Board of Directors may withhold any dividend or bonus share or other benefits due to a share for which a person is entitled to be registered as its owner in the ledger or is entitled to transfer it, subject to articles 29 or 31 above, as the case may be, until the same person is registered as the owner of the share or until he duly transfers it, as the case may be.

~~151.~~148.              The Board of Directors may determine, from time to time, the methods of payment of the dividends or allotment of bonus shares or their transfer to those entitled thereto and as well the instructions, procedures, and arrangements in connection therewith, both with regard to the registered shareholders and as well with regard to the non-registered shareholders. Without derogating from the generality of the aforementioned, the Board of Directors may determine as follows:

~~151.1.~~148.1.

(a)  Subject to the content of subsection (b) below, a dividend or monies distributed to registered shareholders will be paid to a registered shareholder by mailing a check to his address, as it is registered in the shareholder ledger, or in the event of joint registered owners of a share, to the person whose name appears first in the shareholder ledger with respect to said share. Any delivery of a check as aforementioned will be done at the risk of the registered shareholder; without derogating from the aforementioned, the Board of Directors may determine that a dividend sum lower than a certain sum determined by the Board of Directors will not be delivered by check as abovementioned and the provisions of subsection (b) below shall apply in connection therewith.

(b)  The Board of Directors may determine that the payment of a dividend or monies distributed to registered shareholders shall be done at the office or any other place determined by the Board of Directors.

(c)  A dividend the payment of which was not demanded within a period of seven (7) years from the date on which its distribution was decided upon, the person entitled thereto will be deemed to have waived it and it will return to the ownership of the Company.

~~151.2.~~148.2. A dividend distributed to non-registered shareholders will be transferred to the aforementioned shareholders through the Registration Company or by any other means determined by the Board of Directors.

~~152.~~149.              If two or more are registered in the ledger as the joint owners of a share, each of them is entitled to provide a valid receipt against any dividend, share or other security, or other monies or benefits owing on account of the share.

COMPANY DOCUMENTS

~~153.~~150.

~~153.1.~~150.1. The shareholders will have the right to review the Company documents specified in section 184 to the Companies Law, upon the fulfillment of the conditions determined for this purpose.

~~153.2.~~150.2. Without derogating from the content of article 151.1 above, the Board of Directors may, subject to its discretion, decide to grant a reviewing right of the Company documents, or any part thereof, including to the shareholders, all or some, as it deems fit, subject to its discretion.

~~153.3.~~150.3. The shareholders will not have the right to review the Company documents or part thereof, unless such right was awarded thereto by law or subject to these Articles of Association or if they were permitted to do so by the Board of Directors, as stated in article 151.2 above.

~~154.~~151.              Subject to the provisions of any law, any book, ledger or other registry which the Company must keep, subject to any law or these Articles of Association, will be kept using technical, mechanical, or other means, as shall be decided by the Board of Directors.

FINANCIAL STATEMENTS

~~155.~~152.              The Company’s financial statements will be approved by the Board of Directors, signed on its behalf by anyone authorized to do so by the Board of Directors, and presented before the annual meeting.

AUDITOR

~~156.~~153.              The auditor or auditors will be appointed at each annual meeting, and serve until the end of the following annual meeting.

~~157.~~154.

~~157.1.~~154.1. If an auditor is appointed to the Company, the Board of Directors will determine his fee for the auditing activity, subject to the discretion of the Board of Directors.

~~157.2.~~154.2. The fee of the auditor for additional services to the Company which are not auditing activities, will be determined by the Board of Directors, subject to its discretion.

The Board of Directors will report to the annual meeting the terms of the agreement with the auditor for additional services including payments and undertakings of the Company towards the auditor; for the purpose of this article, an “auditor” — including a partner, employee or relative of the auditor and including a corporation controlled thereby.

THE INTERNAL AUDITOR

~~155a~~154a.

(a)  The Company Board of Directors will appoint an internal auditor for the Company, subject to the suggestion of the audit committee.

(b)  The organizational supervisor of the internal auditor will be the chairperson of the Board of Directors.

(c)  The internal auditor will submit to the Board of Directors for its approval, or, subject to the Board of Directors’ determination from time to time, to the audit committee, a proposal for an annual or periodic work plan, and the Board of Directors or audit committee, as the case may be, will approve it with the changes they deem fit.

(d)  The internal auditor will act in accordance with the provisions of the Companies Law.

NOTICES

~~158.~~155.              Providing notices or delivering documents to the shareholders and the Registration Company, subject to the provisions of the Law or subject to the Articles of Association, will be done in one of the ways mentioned below in this chapter.

~~159.~~156.              Notice regarding a General Meeting will be delivered as stated in ~~article~~Article 54 above.

~~160.~~

~~161.~~157.              Without derogating from the aforementioned, the Company may deliver notice or a document to a shareholder, by delivering it in person or by facsimile or by post or by e-mail; delivery by post shall be done in accordance with the address of the shareholder registered in the ledger, or if no such address is registered, in accordance with the address given to the Company thereby for the purpose of delivering notices thereto. A notice delivered by facsimile transmission will be sent to the shareholder in accordance with the facsimile number given thereby to the Company. A notice delivering by e-mail will be sent to the shareholder in accordance with the e-mail address given thereby to the Company.

a.A notice or document delivered personally to a shareholder will be deemed delivered on the date they were delivered thereto.

b.A notice or document delivered by post will be deemed duly delivered if submitted to a post office bearing the correct address and duly stamped. The delivery will be deemed as if performed at the time when the letter would have been regularly delivered by the postal service, and no more than two days from the date on which the letter containing the aforesaid notice was delivered to the post office.

c.A notice sent by facsimile or e-mail will be deemed delivered twenty four hours after their transmission.

~~162.~~158.              Without derogating from the abovementioned, the Company may deliver a notice to the shareholders by publishing the notice once in two daily newspapers published in Israel, in the Hebrew language, both in addition and in lieu of delivering the notice as stated in ~~article 158~~Article 157 above. The date of publication in the newspaper shall be deemed the date on which the notice was received by the shareholders.

~~163.~~159.              The Company may announce the delivery of a document at the office or any other place determined by the Board of Directors or by any other means, including through the internet.

~~164.~~160.              The Company is entitled to deliver notice or a document to joint owners of a share by sending them to the shareholder whose name is mentioned first in the shareholder ledger, with regard to that share.

~~165.~~161.              Delivery of notice or a document to one of the family members living with the person for whom they are designated will be deemed personal delivery to the same person.

~~166.~~162.              Any person who received the right to any share, by law, by transfer or by any other means, any notice with regard to that share, duly delivered to the person from whom the right to the same share originated, prior to the registration of his details in the ledger shall obligate him.

~~167.~~163.              Any document or notice delivered to a Company shareholder, in accordance with the provisions of the Articles of Association, will be deemed duly delivered despite the event of death, insolvency or dissolution of the same shareholder or endorsement of the right to his shares, by law (whether if the Company was aware of this or otherwise), as long as no one was registered in lieu thereof as shareholder, and delivery or shipment as aforementioned will be deemed for any purpose as sufficient with regard to any person interested in the same shares and/or entitled thereto subject to the endorsement of the right, by law, whether jointly with the same shareholder or as a result thereof or in lieu thereof.

~~168.~~164.              Subject to the provisions of any law, a shareholder, director or any other person, entitled to receive notice subject to the Articles of Association or by law, may waive the right to receive it, whether in advance or in retrospect, whether for a specific event or in general, and once he does so this will be considered as if the notice was duly delivered, and any proceeding or action for which notice should have been given will be deemed valid and in force.

~~169.~~165.              Written confirmation signed by a director or by the Company secretary regarding the delivery of a document or notice by any of the method specified in the Articles of Association, will be deemed decisive proof regarding any detail included therein.

~~170.~~166.              Whenever early notice of a number of days must be granted or when a notice is valid during a certain period, the date of delivery will be included among the count of the number of days or the period, except if otherwise determined. If notice is given in more than one of the methods specified above, it will be deemed delivered on the earliest date for which it would be deemed delivered, as abovementioned.

MERGER

~~171.~~167.              The approval of a merger as stated in section 327 ~~to~~of the Companies Law requires, in addition to any approval set forth in Article 172 below, an ordinary majority at the General Meeting or a class meeting, as the case may be, and all subject to the provisions of any law.

CONVERSION OF PREFERRED SHARES

168.        Conversion. Each holder of Preferred Shares (the “Preferred Shareholders”) shall have the right to convert its Preferred Shares into Ordinary Shares as follows:

168.1.           Right to Convert.

(a)         Each Preferred Share shall be convertible, at the option of the Preferred Shareholder, at any time after the issuance of such Preferred Share and without the payment of additional consideration by the holder thereof, into [1,456,000]1 fully paid and nonassessable Ordinary Shares of the Company, as subject to adjustment pursuant to Article 168.2 below.

(b)         Before any Preferred Shareholder is entitled to convert any Preferred Share into Ordinary Shares, the Preferred Shareholder shall surrender the certificate or certificates thereof, or an affidavit of loss of the certificate or certificates therefor in a form reasonably acceptable to the Company, duly executed at the Office and shall give written notice by electronic mail or facsimile to the Company at an address to be provided by the Company of the election to convert the same (a “Notice of Exercise”). The Company shall, as soon as practicable thereafter, register with the transfer agent of the Company the number of Ordinary Shares to which such Preferred Shareholder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate or submission of the affidavit of loss of the certificate representing the Preferred Shares to be converted, and the person or persons entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Ordinary Shares as of such date.

168.2     Recapitalization Event. If at any time or from time to time there shall be a Recapitalization Event, and other than a Liquidation (as defined below), provision shall be made so that the Preferred Shareholders shall thereafter be entitled to receive upon conversion of the Preferred Shares the number of Ordinary Shares had the Preferred Shares been converted into Ordinary Shares immediately prior to such Recapitalization Event. For the purposes of this Article 168.2, “Recapitalization Event” means any event of share combination or subdivision, share split, reverse share split, share dividend, distribution of bonus shares or any other reclassification, reorganization or recapitalization of the Ordinary Shares.

168.3     Notwithstanding any of the foregoing, Preferred Shares shall not be convertible into Ordinary Shares, and the Company shall not effect any such conversion, to the extent (but only to the extent) that by giving effect to such conversion the Preferred Shareholder (together with its affiliates and any other persons acting as a group together with the Preferred Shareholder or any of such holder’s affiliates (such persons, collectively, the “Attribution Parties”)) would beneficially own in excess of 4.99% of the issued and outstanding Ordinary Shares (including Ordinary Shares underlying American Depositary Shares of the Company (“ADSs”)) (the “Beneficial Ownership Limitation”). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Preferred Shareholder and its affiliates and Attribution Parties shall include the number of Ordinary Shares underlying ADSs, if any, held by the Preferred Shareholder and its Attribution Parties plus the number of Ordinary Shares issuable upon conversion of the Preferred Shares with respect to which the conversion is being made but shall exclude the number of Ordinary Shares which would be issuable upon (i) exercise of the remaining Preferred Shares beneficially owned by the Preferred Shareholder or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share equivalents). subject to a limitation on conversion or exercise analogous to the limitation contained herein that are beneficially owned by the Preferred Shareholder or any of its affiliates or Attribution Parties. Except as set forth in the preceding sentence, for the purposes of this Article 168.3, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act, and the Preferred Shareholder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Article 168.3 applies, the determination of whether Preferred Shares are convertible (in relation to other securities owned by the Preferred Shareholder together with any affiliates and Attribution Parties) shall be in the sole discretion of the Preferred Shareholder, and the submission of a Notice of Exercise shall be deemed to be the holder’s determination

____________

1        This number represents 0.0195% of the (i) fully diluted share capital on the date of the proxy statement plus (ii) number of restricted share units proposed to be granted to Mr. Amir Reichman, the Company’s Chief Executive Officer, as Mr. Reichman’s long-term incentive grant award for 2023, as described in the proxy statement sent to shareholders of the Company. In the event of an increase in the fully diluted share capital prior to the closing of the EIB Transaction, this number shall represent 0.0195% of the fully diluted share capital on the date of such closing.

of whether the Preferred Shares are convertible (in relation to other securities owned by the holder together with any affiliates and Attribution Parties), in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each holder shall be deemed to represent to the Company each time it delivers a Notice of Exercise that such Notice of Exercise has not violated the restrictions set forth in this Article, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Article 168.3, in determining the number of outstanding Ordinary Shares, the Preferred Shareholder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Report on Form 6-K or other public filing filed with the Commission, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Depositary setting forth the number of Ordinary Shares outstanding.

168.4     No fractional Ordinary Shares shall be issued upon conversion of the Preferred Shares, and the number of Ordinary Shares to be issued shall be rounded to the nearest whole share.

168.5     Reservation of Shares Issuable upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Preferred Shares, such number of its Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Shares, and if at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Preferred Shares, then the Company will take such corporate action as may be necessary to increase its authorized but unissued Ordinary Shares to such number of shares as shall be sufficient for such purposes.

LIQUIDATION

~~172.~~169.              Subject to the provisions of any law, the liquidator may, whether by voluntary liquidation or otherwise, subject to the resolution of a General Meeting passed by ordinary majority, to distribute in kind among the shareholders the surplus of assets, all or some, and as well the liquidator may subject to the resolution of the General Meeting passed by ordinary majority, to deposit any part of the assets surplus with trustees who will hold it in trust on behalf of the shareholders, as the liquidator shall deem fit. For the purpose of distributing the assets in kind, the liquidator may determine the proper value of the assets intended for distribution and determine how the distribution will be performed among the shareholders while taking into consideration the rights attached to the various classes of the Company shares which they own.

170.        Liquidation Preference. In the event of: (i) any liquidation, dissolution, or winding-up of the Company, either voluntary or involuntary; (ii) any bankruptcy, insolvency or reorganization proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary, which is properly commenced by or against the Company, and which was not withdrawn and/or cancelled within 90 days from its commencement date; or (iii) the appointment of a receiver or liquidator to all or substantially all of the Company’s assets (each of Subsections (i), (ii) and (iii), a “Liquidation”), then upon each such Liquidation, the assets or proceeds available for distribution or payment to the shareholders (the “Distributable Proceeds”) shall be distributed among the shareholders according to the following order of preference:

(i)       First, only to the extent that not all Preferred Shares have been redeemed pursuant to Article 143 above, each holder of unredeemed Preferred Shares shall be entitled to receive for each such Preferred Share held thereby, on a pari passu basis, prior and in preference to any payment made to the holders of the Ordinary Shares and/or any other securities of the Company, an amount per each such Preferred Share equal to the Preferred Redemption Amount (such amount, the “Liquidation Preference”). In the event that the Distributable Proceeds shall be insufficient for the distribution of the Liquidation Preference in full to each holder of Preferred Shares for each of the unredeemed Preferred Shares held thereby, the Distributable Proceeds shall be distributed among the holders of Preferred Shares on a pro rata, pari passu basis in proportion to the number of unredeemed Preferred Shares held by such holder. Following the payment in full of the Redemption Payments for all the Preferred Shares, all such shares shall immediately be deemed redeemed and cancelled without any further action required on the part of the Preferred Shareholders or the Company; and

(ii)      Second, after payment in full of the Liquidation Preference to the holders of the Preferred Shares for all Preferred Shares held thereby, the remaining Distributable Proceeds, if any, shall be distributed pro-rata among the holders of Ordinary Shares, on a pro-rata, pari passu, non-participating basis.

RIGHT OF FIRST REFUSAL

171.       Each holder of Preferred Shares hereby unconditionally and irrevocably grants to the Company the right to purchase all or any Preferred Shares that such Holder may propose to transfer, at the same price and on the same terms and conditions, as those offered to any prospective transferee (the “Right of First Refusal”). Each holder of Preferred Shares proposing to make a proposed transfer, sale, disposition or other assignment (each, a “Transfer”) of Preferred Shares must promptly deliver a notice (a “Notice of Transfer”) to the Company prior to the consummation of such proposed Transfer, setting forth all the material terms and conditions (including price and form of consideration) of the proposed Transfer, the identity of the prospective transferee and the intended date of the proposed Transfer. To exercise the Right of First Refusal, the Company must deliver a notice to the holder of Preferred Shares proposing the Transfer within thirty (30) days after delivery of the proposing shareholder’s Notice of Transfer specifying the number of Preferred Shares to be purchased by the Company. If the Company does not deliver such a notice to the proposing shareholder’s notice by the end of the thirty (30) day period, the Company shall be deemed to have irrevocably waived its Right of First Refusal to purchase all or any portion of the Preferred Shares proposed to be transferred. If the Company does deliver such a notice to the proposing shareholder within such thirty (30) day period, then promptly thereafter the parties shall arrange the Transfer of the shares being acquired by the Company (as set forth in the notice), including the consideration to be paid by the Company for such shares, and in the event the Company has elected not to purchase all the shares included in the proposing shareholder’s Notice of Transfer, then the proposing shareholder may Transfer such remaining shares to the proposed transferee on the terms set forth in the Notice of Transfer. The share certificate or certificates representing any Preferred Shares transferred hereunder shall contain a legend indicating that they are subject to the Transfer restrictions contained in these Articles and any other agreements between the holder of the Preferred Shares and the Company.

PROTECTIVE PROVISIONS

172.       Notwithstanding anything to the contrary in these Articles, for so long as any holder of Preferred Shares holds Preferred Shares of the Company, the written consent or affirmative vote of the holders of a majority of the Preferred Shares will be required for any of the following (whether taken directly or indirectly, by merger, consolidation or otherwise, and whether by the Company or a subsidiary and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect):

(i)          consummating any M&A Event;

(ii)         taking any action or step in relation to the delisting of the Company’s securities from the Nasdaq Stock Market;

(iii)        authorizing the creation of any security having rights, preferences or privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares, or

(iv)        the incurrence of any Indebtedness, save for Indebtedness incurred:

(a)  with the prior written consent of the holders of a majority of the Preferred Shares;

(b)  under any finance or capital leases of equipment if the aggregate liability in respect of the equipment leased does not at any time exceed EUR 10,000,000 (or its equivalent in another currency or currencies);

(c)  under Permitted Hedging

(d)  under any letters of credit provided that such Indebtedness does not, singularly or in aggregate, exceed EUR 10,000,000 (or its equivalent in another currency or currencies);

(e)  in respect of any guarantees in respect of any liability or obligation of any person:

(i) with the prior written consent of the holders of a majority of the Preferred Shares; or

(ii) guarantees issued in the ordinary course of trade by the Company under or in connection with:

(A) under any negotiable instruments;

(B) in connection with any performance bond; or

(C) in connection with any Indebtedness permitted under this Article 172(iv); or

(f)   not permitted by the preceding paragraphs and the outstanding amount of which does not exceed EUR 10,000,000 (or its equivalent) in aggregate at any time.